UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SIGILON THERAPEUTICS, INC.

(Name of Subject Company)

SIGILON THERAPEUTICS, INC.

(Name of Persons Filing Statement)

Common stock, par value $0.001 per share

(Title of Class of Securities)

82657L107

(CUSIP Number of Class of Securities)

Rogerio Vivaldi Coelho, MD

President and Chief Executive Officer

Sigilon Therapeutics, Inc.

100 Binney Street

Suite 600

Cambridge, Massachusetts 02142

(617) 336-7540

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Zachary Blume Marc Rubenstein Ropes & Gray LLP 800 Boylston Street Boston, Massachusetts 02199-3600 Telephone: (617) 951-7000	Matthew Kowalsky Chief of Staff and Chief Legal and Administrative Officer Sigilon Therapeutics, Inc. 100 Binney Street Suite 600 Cambridge, Massachusetts 02142 (617) 336-7540

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address.

The name of the subject company is Sigilon Therapeutics, Inc., a Delaware corporation. The address of the Company’s principal executive offices is 100 Binney Street, Suite 600, Cambridge, Massachusetts 02142, and the telephone number of its principal executive offices is (617) 336-7540. Unless the context suggests otherwise, references in this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) to “Sigilon,” the “Company,” “we,” “us,” and “our” refer to Sigilon Therapeutics, Inc. and its wholly owned subsidiary, Sigilon Securities Corporation, a Massachusetts corporation.

(b) Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share (the “Shares”). As of July 10, 2023 there were 2,502,084  Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above and incorporated herein by reference.

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer by Shenandoah Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent” or “Lilly”), to purchase any and all of the issued and outstanding Shares for (a) $14.92 per Share, net to the stockholder in cash, without interest (the “Closing Amount”), plus (b) one contingent value right per Share (each, a “CVR” and collectively, the “CVRs”), which represents the contractual right to receive up to three contingent payments for an aggregate of up to $111.64 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into by Parent, Purchaser and a rights agent (the “Rights Agent”) selected by Parent and reasonably acceptable to the Company (the “Rights Agent”) (the Closing Amount plus one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of July 13, 2023 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

Each CVR represents a right to receive the following contingent cash payments, without interest and less any applicable tax withholding (the “Milestone Payments”) if the following milestones (the “Milestones”) are achieved:

•

First Dosing Milestone: $4.06 per CVR in cash, without interest and less any applicable tax withholding, payable upon the occurrence of the first human patient being dosed with a Product (as defined below) in a Phase I Clinical Trial (as defined below), if such Milestone is achieved prior to both (i) 12:00 a.m., Eastern Time, on July 31, 2027, and (ii) the termination of the CVR Agreement;

•

First Registration Purposes Dosing Milestone: $26.39 per CVR in cash, without interest and less any applicable tax withholding, payable upon the occurrence of the first patient being dosed with a Product in a Pivotal Trial (as defined below), if such Milestone is achieved prior to both (i) 12:00 a.m., Eastern Time, on December 31, 2028 and (ii) the termination of the CVR Agreement; and

•	Marketing Authorization Milestone: $81.19 per CVR in cash, without interest and less any applicable tax withholding, payable upon the receipt of Marketing Authorization (as defined below) for a Product in (a) the United States, (b) Japan or (c) three of France, the United Kingdom, Italy, Spain and Germany, if such Milestone is achieved prior to both (a) 12:00 a.m., Eastern Time, on December 31, 2031 and (b) the termination of the CVR Agreement.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated June 28, 2023 (as it may be amended from time to time, the “Merger Agreement”), among the Company, Parent and Purchaser, pursuant to which, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent (the “Merger”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed jointly by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on July 13, 2023. The Offer to Purchase and the form of Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9 beginning July 13, 2023. The Offer will expire at the Expiration Date. The term “Expiration Date” means one minute past 11:59 p.m., Eastern Time, on August 9, 2023, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which case the term “Expiration Date” means such subsequent time on such subsequent date. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions below. Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered (and not validly withdrawn) pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may not accept for payment any tendered Shares if, at the then-scheduled Expiration Date, any of the following conditions (collectively, the “Offer Conditions”) exist:

(i)

the Minimum Tender Condition has not been satisfied. The “Minimum Tender Condition” means that there will have been validly tendered in the Offer and “received” by the “depositary” (as such terms are defined in Section 251(h) of the DGCL), and not validly withdrawn prior to the Expiration Date that number of Shares that, together with the number of Shares, if any, then owned beneficially by Parent and Purchaser (together with their wholly owned subsidiaries), would represent a majority of the Shares outstanding as of the consummation of the Offer;

(ii)

(a) any court of competent jurisdiction or other governmental body has issued an order, decree, or ruling, or taken any other action restraining, enjoining, or otherwise prohibiting the Offer or the Merger; or (b) any law applicable to the Offer or the Merger restraining, enjoining or otherwise prohibiting the Offer or the Merger shall be in effect;

(iii)

(a) the Company has breached or failed to comply in any material respect with any of its agreements or covenants to be performed or complied with by it under the Merger Agreement on or before the Acceptance Time (as defined below), (b) the representations and warranties of the Company contained in the Merger Agreement (other than the representations and warranties set forth in Section 4.1 (Organization and Corporate Power), Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3 (Capital Stock), Section 4.8(a) (Absence of Certain Developments); Section 4.20 (Brokerage), Section 4.22 (Opinion) and Section 4.23 (No Vote Required)) of the Merger Agreement and that (x) are not made as of a specific date are not true and correct as of the Expiration Date, as though made on and as of the Expiration Date and (y) are made as of a specific date are not true as of such date, in each case, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect”) has not had a Company Material Adverse Effect (as defined in the Merger Agreement), (c) the representation set forth in Section 4.8(a) (Absence of Certain Developments) of the Merger Agreement is not true in all respects, as of the date of the Merger Agreement and the Expiration Date as though made on and as of such date and time, (d) the representations and warranties set forth in Section 4.1 (Organization and Corporate Power), Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3 (other than Section 4.3(a), (b) or (e)) (Capital Stock), Section 4.20 (Brokerage), Section 4.22 (Opinion) and Section 4.23 (No Vote Required) of the Merger Agreement are not true and correct in all respects, except for immaterial inaccuracies, as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct, except for immaterial inaccuracies, as of such earlier date) or (e) the representations and warranties set forth in Section 4.3 (a), (b) and (e) (Capital Stock) of the Merger Agreement are not true and correct in all respects, except for any de minimis inaccuracies, as of the Expiration Date as though made on and as of such date and time;

(iv)

the Company has not delivered to Parent a certificate dated as of the Expiration Date signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in paragraphs (iii) and (v) of this Item 2(b) have been satisfied as of the Expiration Date;

(v)	since the date of the Merger Agreement, there has occurred any change, event, occurrence or effect that has had a Company Material Adverse Effect; or

(vi)	the Merger Agreement has been terminated pursuant to its terms.

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of all of the Offer Conditions, Purchaser will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after the scheduled Expiration Date (the date and time of acceptance for payment, the “Acceptance Time”). Purchaser will promptly (and in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) after the Acceptance Time pay, or cause the paying agent for the Offer to pay, for all Shares validly tendered and not validly withdrawn pursuant to the Offer.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of the Company or owned by the Company, or owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser or (ii) Shares that are held by stockholders who are entitled to and properly demand appraisal for such Shares in accordance with Section 262 of the DGCL (“Dissenting Shares”)), including each Share that is subject to vesting or forfeiture restrictions granted pursuant to a Company Equity Plan (as defined below, and such Shares, “Company Restricted Stock Units”), will be converted into the right to receive the Offer Price from Purchaser (the “Merger Consideration”), less any applicable tax withholding.

The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions.” The Merger Agreement has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 under the heading “The Merger Agreement; Other Agreements” of the Offer to Purchase.

The foregoing summary and description of the Merger Agreement and the Transactions are qualified in their entirety by the more detailed description contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement.

Parent formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of each of Parent and Purchaser are located at Lilly Corporate Center, Indianapolis, IN 46285.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Tender Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s stockholders will not receive the Offer Price or the Merger Consideration pursuant to the Offer or the Merger, as applicable.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth or incorporated by reference in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The board of directors of the Company (the “Company Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer and the Merger.

Interests of Certain Persons

Our executive officers and members of the Company Board may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of our stockholders generally. The Company Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement.

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of the Company as described under Item 2 above. As of August 11, 2023, the executive officers and directors of the Company will beneficially own, in the aggregate, 5,738 Shares (which, for clarity, will exclude Shares subject to outstanding options to purchase Shares granted under the Company’s 2016 Stock Option and Grant Equity Incentive Plan and the Company’s 2020 Equity Incentive Plan (the “2020 Plan”) (each, a “Company Equity Plan”) (each such option, a “Company Stock Option”), Shares underlying outstanding restricted stock units granted under a Company Equity Plan (each such restricted stock unit, a “Company Restricted Stock Unit”) and purchase rights under the Company’s 2020 Employee Stock Purchase Plan (the “Company ESPP”)). If the directors and executive officers were to tender all 5,738 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors and executive officers would receive an aggregate of $85,611 in cash and 5,738 CVRs pursuant to the tenders into the Offer. If the directors and executive officers do not tender these Shares pursuant to the Offer, they will receive the same aggregate of $85,611 in cash and 5,738 CVRs in the Merger.

The following table sets forth the number of Shares that will be beneficially owned as of August 11, 2023, by each of our executive officers and directors (which, for clarity, will exclude Shares subject to outstanding Company Stock Options, Company Restricted Stock Units and purchase rights under the Company ESPP), and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Closing Amount per Share. One CVR would also be provided as consideration for each such Share.

Directors and executive officers	Number of Shares (#)	Cash Consideration for Shares ($)	Maximum Value of CVRs in respect of Shares ($)(1)
Rogerio Vivaldi Coelho	3,289	49,072	367,184
Philip Ashton-Rickardt	—	—	—
Matthew Paul Kowalsky	1,013	15,114	113,091
Sarah Qing Yuan	—	—	—
Josias Pontes	1,095	16,337	122,246
Douglas G. Cole	—	—	—
John Cox	341	5,088	38,069
Stephen N. Oesterle	—	—	—
Kavita Patel	—	—	—
Robert R Ruffolo	—	—	—
Eric D. Shaff	—	—	—
All executive officers and directors as a group (11 persons)	5,738	85,611	640,590

(1)	The value of the CVRs included in the table assumes that the $111.64 per CVR maximum aggregate payment is received based on achievement of the Milestones.

Treatment of Company Equity Awards

Treatment of Company Stock Options

Each Company Stock Option that is outstanding immediately prior to the Acceptance Time, whether or not vested, will be cancelled, and, in exchange therefor, the holder of such cancelled Company Stock Option will be entitled to receive (without interest) (x) an amount in cash (less applicable tax withholdings) equal to the product of (A) the total number of Shares subject to such Company Stock Option immediately prior to the Acceptance Time multiplied by (B) the excess, if any, of the Closing Amount over the applicable exercise price per Share under such Company Stock Option and (y) one (1) CVR for each Share subject to such Company Stock Option immediately prior to the Acceptance Time (without regard to vesting). Each Company Stock Option that has an exercise price that equals or exceeds the Closing Amount will be cancelled without payment of any consideration. Our executive officers and directors may exercise their Company Stock Options prior to the Acceptance Time to the extent such Company Stock Options are vested and exercisable in accordance with their terms.

Treatment of Company Restricted Stock Units

Each Company Restricted Stock Unit that is outstanding immediately prior to the Acceptance Time, whether or not vested, will be cancelled, and, in exchange therefor, the holder of such cancelled Company Restricted Stock Unit will be entitled to receive (without interest) (x) an amount in cash (less applicable tax withholdings) equal to the product of (A) the total number of Shares issuable in settlement of such Company Restricted Stock Unit immediately prior to the Acceptance Time, multiplied by (B) the Closing Amount and (y) one (1) CVR for each Share subject to such Company Restricted Stock Unit immediately prior to the Acceptance Time.

Treatment of Executive Officer and Director Equity Awards

All Company Stock Options and Company Restricted Stock Units held by executive officers and directors of the Company will be treated as described in the preceding subsections entitled “Treatment of Company Stock Options” and “Treatment of Company Restricted Stock Units.”

The following table sets forth (i) the number of Shares underlying the outstanding Company Stock Options and Company Restricted Stock Units held by each executive officer and director of the Company, as applicable, and (ii) the estimated consideration, including the maximum potential value of the CVR consideration, that the Company’s executive officers and directors are eligible to receive (before deduction of applicable tax withholdings) in connection with the Acceptance Time in respect of such awards, in each case as of August 11, 2023. Solely for purposes of the table below, we have assumed that the Acceptance Time occurs on August 11, 2023. The table below does not take into account any vesting, forfeiture, or exercise of equity awards between August 11, 2023 and the Acceptance Time. Pursuant to the terms of the Merger Agreement, each Company Stock Option that has an exercise price that equals or exceeds the Closing Amount will be cancelled without payment of any consideration.

Name of Executive Officer or Director	Number of Vested Company Stock Options (#)	Cash Consideration for Vested Company Stock Options ($)(1)	Maximum Value of CVRs in respect of Vested Company Stock Options ($)(2)	Number of Unvested Company Stock Options (#)	Cash Consideration for Unvested Company Stock Options ($)(1)	Maximum Value of CVRs in respect of Unvested Company Stock Options ($)(2)	Number of Unvested Company Restricted Stock Units (#)	Cash Consideration for Unvested Company Restricted Stock Units ($)(3)	Maximum Value of CVRs in respect of Unvested Company Restricted Stock Units ($)(2)
Rogerio Vivaldi Coelho	108,220	—	—	74,850	26,537	3,950,046	3,076	45,894	343,405
Philip Ashton-Rickardt	7,701	—	—	21,912	6,634	987,456	—	—	—
Matthew Paul Kowalsky	13,071	—	—	24,528	9,518	1,416,712	769	11,473	85,851
Sarah Qing Yuan	2,884	—	—	15,192	6,635	987,567	—	—	—
Josias Pontes	9,021	—	—	18,477	8,075	1,202,028	707	10,548	78,929
Douglas G. Cole	1,366	3,414	76,250	683	4,538	76,250	—	—	—
John Cox	5,639	3,414	76,250	683	4,538	76,250	—	—	—
Stephen N. Oesterle	6,322	35,504	553,288	683	4,538	76,250	—	—	—
Kavita Patel	4,571	3,414	76,250	1,751	4,538	76,250	—	—	—
Robert R Ruffolo	5,803	31,606	495,347	683	4,538	76,250	—	—	—
Eric D. Shaff	5,639	3,414	76,250	683	4,538	76,250	—	—	—
All executive officer and directors as a group (11 persons)	170,237	80,766	1,353,635	160,125	84,627	9,001,309	4,552	67,915	508,185

(1)

The estimated cash consideration in respect of the Company Stock Options equals the aggregate number of Shares underlying the Company Stock Options multiplied by the amount, if any, by which the Closing Amount exceeds the per share exercise price of the Company Stock Options.

(2)	The value of the CVRs included in the table assumes that the $111.64 per CVR maximum aggregate payment is received based on achievement of the Milestones.
(3)	The estimated cash consideration in respect of the Company Restricted Stock Units equals the aggregate number of Shares underlying the Company Restricted Stock Units multiplied by the Closing Amount.

Treatment of the Company ESPP

The Company sponsors the Company ESPP in which executive officers and other employees are eligible to participate. Pursuant to the terms of the Merger Agreement, the compensation committee of the Company Board adopted resolutions and took actions that are necessary to provide that: (i) with respect to the Option Period (as defined in the Company ESPP) in effect as of the date the Merger Agreement was entered into, no individual who was not a participant in the Company ESPP as of the date the Merger Agreement was entered into may enroll in the Company ESPP with respect to such Option Period and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date the Merger Agreement was entered into for such Option Period; (ii) no Option Period shall commence following the date the Merger Agreement was entered into unless and until the Merger Agreement is terminated; (iii) if the applicable Exercise Date (as defined in the Company ESPP) with respect to the Option Period would otherwise occur on or after the Effective Time, then the Option Period will be shortened and the applicable purchase date with respect to the Option Period will occur at least two (2) business days preceding the date on which the Effective Time occurs; and (iv) the Company ESPP shall terminate as of the Effective Time.

Payments to Executive Officers upon Termination Following a Change in Control

In lieu of any severance benefits provided under our letter agreements with our executive officers, each of our executive officers is entitled to receive severance benefits under our Severance and Change in Control Policy, as amended. The terms “cause,” “good reason” and “change in control” referred to below are defined in our Severance and Change in Control Policy. The Merger will constitute a “change in control” for purposes of our Severance and Change in Control Policy.

Dr. Vivaldi Coelho. If Dr. Vivaldi’s employment is terminated by us without cause outside of a change in control, he will be entitled to receive (i) continued payment of his then-current base salary for a period of 12 months following termination and (ii) payment of COBRA premiums following termination for up to 12 months, or, if earlier, until the date on which Dr. Vivaldi’s COBRA coverage terminates or he ceases to be eligible for such coverage for any reason (including upon becoming eligible for coverage under a subsequent employer’s medical plan), subject to his eligibility for, and timely election of, COBRA coverage.

If Dr. Vivaldi’s employment is terminated by us without cause or by him for good reason upon or within 12 months following a change in control, he will be entitled to receive (i) continued payment of his then-current base salary for a period of 18 months following termination, (ii) payment of COBRA premiums following termination for up to 18 months, or, if earlier, until the date on which Dr. Vivaldi’s COBRA coverage terminates or he ceases to be eligible for such coverage for any reason (including upon becoming eligible for coverage under a subsequent employer’s medical plan), subject to his eligibility for, and timely election of, COBRA coverage, (iii) 150% of his target annual bonus for the year of termination and (iv) full acceleration of vesting and exercisability of any unvested equity awards, with outstanding stock options remaining outstanding and exercisable for the remainder of their full term.

Non-CEO Executive Officers. If the employment of Dr. Ashton-Rickardt, Mr. Kowalsky, Mr. Pontes, or Dr. Yuan is terminated by us without cause outside of a change in control, the executive officer will be entitled to receive (i) continued payment of the executive officer’s then-current base salary for a period of nine months following termination and (ii) payment of COBRA premiums following the executive officer’s termination for up to nine months, or, if earlier, until the date on which the executive officer’s COBRA coverage terminates or the executive officer ceases to be eligible for such coverage for any reason (including upon becoming eligible for coverage under a subsequent employer’s medical plan), subject to the executive officer’s eligibility for, and timely election of, COBRA coverage.

If the employment of Dr. Ashton-Rickardt, Mr. Kowalsky, Mr. Pontes, or Dr. Yuan is terminated by us without cause or by the executive officer for good reason upon or within 12 months following a change in control, in addition to the severance benefits described above, the executive officer will be entitled to receive (i) 75% of the executive officer’s target annual bonus for the year of termination and (ii) full acceleration of vesting and exercisability of any unvested equity awards, with outstanding stock options remaining outstanding and exercisable for the remainder of their full term.

Severance Subject to Compliance with Restrictive Covenant Obligations and Release of Claims. Our obligation to provide an executive officer with severance payments and other benefits under our Severance and Change in Control Policy is conditioned on (i) the executive signing a release of claims in favor of the Company and (ii) the executive’s continued compliance with any restrictive covenant obligations, including any non-competition, non-solicitation and confidentiality obligations.

Section 280G of the Internal Revenue Code (the “Code”). Our Severance and Change in Control Policy provides for a Section 280G “better-of provision” such that payments or benefits that each of our executive officers receives in connection with a change in control will be reduced to the extent necessary to avoid the imposition of any excise tax under Sections 280G and 4999 of the Code if such reduction would result in greater after-tax payment amount for such executive officer.

Non-Employee Director Compensation

Pursuant to our non-employee director compensation policy as in effect for 2023, each non-employee director is eligible to receive compensation for his or her service on the Company Board. Each non-employee director is eligible to receive an annual cash retainer, pro-rated to reflect any partial year of service, as set forth in the table below. In addition, each non-employee director who is first elected or appointed to the Company Board in a calendar year will be granted an option under the 2020 Plan to purchase 1,367 Shares (but in no event will a non-employee director’s initial grant have a grant date fair value, determined in accordance with FASB ASC 718, that exceeds $600,000) upon his or her initial election to the Company Board. Each non-employee director who has served as a member of the Company Board for at least a six-month period prior to the first meeting of the Company Board following the annual meeting of our stockholders will annually be granted an option under the 2020 Plan to purchase 683 Shares (but in no event will a non-employee director’s annual grant have a grant date fair value, determined in accordance with FASB ASC 718, that exceeds $300,000).

The stock option granted to a non-employee director upon his or her initial election to the Company Board will vest as to one-third of the underlying Shares on each of the first three anniversaries of the date of grant, subject to such director’s continued service on the Company Board. The annual stock options granted to our non-employee directors will vest in full on the first anniversary of the date of grant, subject to the director’s continued service on the Company Board. Upon a change in control (as defined in the 2020 Plan (or as such term or similar term is defined in any successor plan) and which includes the Merger), each initial stock option and each annual stock option that is then outstanding will vest in full, subject to the director’s continued service on the Company Board through such change in control.

A schedule of Company Board and committee fees applicable in 2023 is below.

Company Board and Committee Fees	2023
Board Member	$35,000
Board Chair	$65,000
Audit Committee Member	$7,500
Audit Committee Chair	$15,000
Compensation Committee Member	$5,000
Compensation Committee Chair	$10,000
Nominating and Corporate Governance Committee Member	$4,000
Nominating and Corporate Governance Committee Chair	$8,000

All cash fees are paid quarterly, in arrears, or upon the earlier resignation or removal of the non-employee director. The amount of each payment will be prorated for any portion of a calendar quarter that a non-employee director is not serving on the Company Board, based on the number of calendar days served by such non-employee director.

Each non-employee director is entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending meetings of the Company Board and any committee on which he or she serves.

Indemnification of Executive Officers and Directors

The Company’s Fifth Amended and Restated Certificate of Incorporation, as in effect on December 8, 2020 (as subsequently amended, the “Charter”), provides that the Company will indemnify and hold harmless each person who was or is made or is threatened to be made, a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or, while serving as a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee, member, trustee or agent of another corporation or of a partnership, joint venture, trust, nonprofit entity or other enterprise (including service with respect to employee benefit plans), against all liability and loss suffered (including expenses (including attorneys’ fees and expenses), judgments, fines and amounts paid in settlement and reasonably incurred by such indemnitee).

The Charter also provides that the Company will indemnify, or advance expenses to, an indemnitee in connection with a Proceeding (or part thereof) commenced by such indemnitee only if the commencement of such Proceeding (or part thereof) was authorized by the Company Board or the Proceeding (or part thereof) relates to the enforcement of the Company’s obligations pursuant to the Charter.

The Charter contains a provision that limits the liability of its directors for monetary damages for breach of fiduciary duties as a director to the fullest extent permitted by the DGCL.

The Company has also entered into indemnification agreements with all of its directors and executive officers (the “Indemnification Agreements”). In general, these agreements provide that the Company will indemnify the directors or executive officers to the fullest extent permitted by law for claims arising in his or her capacity as a director or executive officer of the Company or in connection with his or her service at the Company’s request for another corporation or entity. The Indemnification Agreements also provide for procedures that will apply in the event that a director or executive officer makes a claim for indemnification and establish certain presumptions that are favorable to the executive officer or director. The Company also maintains customary directors’ and officers’ liability insurance.

The Merger Agreement also provides that from and after the Effective Time, to the extent permitted by applicable law, Parent and Purchaser will cause the Surviving Corporation’s certificate of incorporation and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation from liabilities of current and former directors, officers and employees of the Company and its subsidiary than are currently provided in the Charter and bylaws, which provisions may not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until six years from the Effective Time, and in the event that any action is pending or asserted or claim made during such period, until the disposition of any such action or claim, unless such amendment, modification, or repeal is required by applicable law, in which case Parent will, and will cause the Surviving Corporation to, make such changes to the certificate of incorporation and bylaws as to have the least adverse effect on such individuals. Without limiting any additional rights that any person may have under any agreement or Company benefit plan, from and after the Effective Time, Parent will cause the Surviving Corporation to indemnify each present (as of the Effective Time) or former director or officer of the Company and its subsidiary (each, together with each such person’s heirs, executors, administrators or affiliates, an “Indemnified Party”), against all obligations to pay a judgment, settlement, or penalty and reasonable expenses incurred in connection with any action, whether civil, criminal, administrative, arbitrative, or investigative, and whether formal or informal, arising out of the fact that the Indemnified Party is or was an officer, director, employee, affiliate, fiduciary, or agent of the Company, its subsidiary or of another entity if such service was at the request of the Company, whether asserted or claimed prior to, at, or after the Effective Time, to the fullest extent permitted under applicable law. At or prior to the Effective Time, following good faith consultation with Parent and, if requested by Parent, utilizing Parent’s insurance broker, the Company may purchase a tail policy under the current directors’ and officers’ liability insurance policies maintained at such time by the Company, which tail policy (i) will be effective for a period from the Effective Time through and including the date six years after the Effective Time with respect to claims arising from facts or events that occurred prior to or at the Effective Time and (ii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies; provided that the aggregate premium for such tail policy may not be in excess of 300% of the last annual premium paid prior to the Effective Time (the “Maximum Amount”). Parent will cause such policy to be maintained in full force and effect for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation; provided that neither Parent nor the Surviving Corporation will be required to pay an aggregate premium for such insurance policies in excess of the Maximum Amount; provided, further, that if the aggregate premium of such insurance exceeds such amount, the Surviving Corporation will be obligated to obtain the maximum amount of coverage available for the Maximum Amount. In addition, if the Surviving Corporation or its successors or assigns (i) consolidates with or merges into any other entity and is not the continuing or surviving corporation or entity resulting from such consolidation or merger or (ii) transfers all or a majority of its properties or assets to any person or entity, then, and in each such case, Parent will make proper provisions such that the successors and assigns of the Surviving Corporation assume these indemnification obligations. The Merger Agreement also provides that the Surviving Corporation will keep in full force and effect and will comply with any terms and conditions of the Indemnification Agreements.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Charter, the Merger Agreement and the Form of Indemnification Agreement, which are filed as Exhibits (e)(4), (e)(1) and (e)(21) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Effect of the Merger on Employee Benefits and Compensation

The Merger Agreement provides that for 12 months following the Closing (or, if earlier, until the termination date of a Current Employee, as defined below), Parent will, or will cause the Surviving Corporation to, maintain for each individual employed by the Company or its subsidiary at the Effective Time (each, a “Current Employee”), to the extent they continue to be employed by Parent or the Surviving Corporation (i) base compensation and a target annual cash incentive compensation opportunity at least as favorable, in the aggregate, as that provided to the Current Employee as of immediately prior to the Effective Time, (ii) benefits that are substantially comparable in the aggregate to those benefits maintained for and provided to the Current Employees under the Company’s employee benefit plans (excluding cash incentive opportunities, severance, equity and equity-based awards and change in control-related payments or benefits) and in effect as of immediately prior to the Effective Time (or, to the extent a Current Employee becomes covered by an employee benefit plan or program of Parent (or one of its affiliates other than the Surviving Corporation) during such period, substantially comparable to those benefits maintained for and provided to similarly situated employees of Parent (or its relevant affiliate)) and (iii) severance benefits that are at least as favorable as the severance benefits provided under the Company’s employee benefit plans, subject in the case of clause (iii) to such Current Employee’s execution of a general release of claims in favor of the Surviving Corporation, Parent and related persons in a form as provided by Parent.

Pursuant to the Merger Agreement, Parent will, and will cause the Surviving Corporation to, cause service rendered by each Current Employee to the Company or its subsidiary prior to the Effective Time to be taken into account with respect to employee benefit plans of Parent and the Surviving Corporation which provide benefits for vacation, paid time-off, severance or 401(k) savings, for purposes of determining eligibility to participate, level of benefits and vesting, to the same extent and for the same purpose as such service was taken into account under the corresponding Company employee benefit plan immediately prior to the Effective Time for those purposes; provided that the foregoing will not apply to (i) the extent that its application would result in a duplication of benefits or compensation with respect to the same period of service, (ii) any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population, or (iii) to the extent such service would not be credited to similarly situated employees of Parent or its affiliates.

Potential for Future Arrangements

To our knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, any of its affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

Although such arrangements have not, to the Company’s knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that the Company, Parent or the Surviving Corporation may enter into new employment agreements or other employment or consultancy arrangements with the Company’s executive officers and certain other key employees. Such arrangements may include the right to purchase or participate in the equity of Parent or its affiliates.

Section 16 Matters

Prior to the Acceptance Time, the compensation committee of the Company Board intends to adopt a resolution so that, to the extent permitted, the disposition of all Company equity securities (including derivative securities) pursuant to the Merger Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Rule 14d-10(d) Matters

The compensation committee of the Company Board has taken all such actions as may be required to authorize and approve, as an “employment compensation, severance or other employee benefit arrangement” in accordance with Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, certain compensation actions taken after January 1, 2023 and prior to the Acceptance Time that have not already been so approved.

(b) Arrangements with Purchaser and Parent.

Merger Agreement

On June 28, 2023, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 under the heading “The Merger Agreement; Other Agreements” and the description of the terms and conditions of the Offer contained in Section 15 under the heading “Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(a) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to modify or supplement any factual disclosures about Parent or Purchaser. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of Parent, Purchaser and the Company and may be subject to qualifications and limitations agreed upon by Parent, Purchaser and the Company. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between Parent, Purchaser and the Company, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases, are qualified by the confidential disclosure letter delivered by the Company to Parent and Purchaser concurrently with the execution of the Merger Agreement. Investors are not third-party beneficiaries under the Merger Agreement (except that any one or more of the holders of Shares, Company Stock Options, Company Restricted Stock Units and outstanding warrants to purchase Shares (the “Company Warrants”) may enforce the provisions in the Merger Agreement relating to their right to receive the consideration in the Merger applicable to such holder(s)). Accordingly, investors should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Parent, Purchaser and the Company’s public disclosures.

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and the Merger contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Eli Lilly Research Collaboration and Exclusive License Agreement

In April 2018, Sigilon entered into a research collaboration and exclusive license agreement with Parent for the development and commercialization of shielded living therapeutics product candidates for the treatment of T1D (the “Lilly Agreement”). The strategic partnership was formed because Parent is a leader in the field of diabetes with industry expertise and capabilities in diabetes treatment and experience developing and commercializing pharmaceutical products.

Under the Lilly Agreement, Sigilon granted Parent an exclusive worldwide, royalty-bearing license, including the right to grant sublicenses, to our encapsulation technology applied to islet cells. Parent has granted to Sigilon a non-exclusive, royalty free license, with the right to sublicense, to use and practice certain intellectual property to research, develop, manufacture or commercialize products that do not contain islet cells, and other rights. Sigilon is responsible for its own costs and expenses associated with pre-clinical development of a product candidate, and completion of the studies and other criteria required for filing the first investigational new drug application (“IND”), up to $47.5 million. Parent is responsible for filing the first IND, all subsequent clinical development and commercialization, all research, development and commercialization for any subsequent product candidates, as well as reimbursing Sigilon for research and development costs required for filing the first IND related to the first developed product candidate that exceed $47.5 million.

In May 2022, Sigilon and Parent entered into an amendment to the Lilly Agreement (the “Amendment No. 1 to the Lilly Agreement”), which gave Parent more control over the parties’ joint research activities, including the right, upon written notice to the Company, to take over the Company’s research activities.

This summary of the Lilly Agreement and the Amendment No. 1 to the Lilly Agreement is only a summary and is qualified in its entirety by reference to the Lilly Agreement and the Amendment No. 1 to the Lilly Agreement, copies of which are filed as Exhibits e(18) and e(19), respectively, to this Schedule 14D-9 and incorporated herein by reference.

Confidentiality Agreement

On May 12, 2023, Parent and Sigilon entered into a Mutual Confidentiality Agreement (the “Confidentiality Agreement”) pursuant to which Parent and Sigilon agreed to, for a period of five years from the date of the Confidentiality Agreement, (i) hold in strict confidence and not disclose any confidential information of the other party to any third party and (ii) not use any confidential information of the other party for any purpose other than evaluating, negotiating, consummating or advising with respect to a possible transaction with the other party, in each case, subject to certain exceptions.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(6) to the Schedule TO and is incorporated herein by reference

Tender and Support Agreement

Concurrently with entry into the Merger Agreement, Parent and Purchaser entered into a Tender and Support Agreement (as it may be amended from time to time, the “Tender and Support Agreement”), dated as of June 28, 2023, with each of Flagship Ventures Fund V, L.P. and Flagship Pioneering Special Opportunities Fund II, L.P. (collectively, the “Supporting Stockholders”). As of May 31, 2023, the Supporting Stockholders collectively beneficially owned approximately 32% of the outstanding Shares. The summary of the Tender and Support Agreement is contained in Section 11 under the heading “The Merger Agreement; Other Agreements.”

This summary of the Tender and Support Agreement is qualified in its entirety by the full text of the Tender and Support Agreement, which is filed as Exhibit (d)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Form of CVR Agreement

Each CVR represents a non-tradable contractual right to receive contingent payments in an aggregate amount of up to $111.64 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon achievement of the following, if any:

•

First Dosing Milestone: $4.06 per CVR in cash, without interest and less any applicable tax withholding, payable upon the occurrence of the first human patient being dosed with a Product (as defined below) in a Phase I Clinical Trial (as defined below), if such Milestone is achieved prior to both (i) 12:00 a.m., Eastern Time, on July 31, 2027, and (ii) the termination of the CVR Agreement;

•

First Registration Purposes Dosing Milestone: $26.39 per CVR in cash, without interest and less any applicable tax withholding, payable upon the occurrence of the first patient being dosed with a Product in a Pivotal Trial (as defined below), if such Milestone is achieved prior to both (i) 12:00 a.m., Eastern Time, on December 31, 2028 and (ii) the termination of the CVR Agreement; and

•

Marketing Authorization Milestone: $81.19 per CVR in cash, without interest and less any applicable tax withholding, payable upon the receipt of Marketing Authorization (as defined below) for a Product in (a) the United States, (b) Japan or (c) three of France, the United Kingdom, Italy, Spain and Germany, if such Milestone is achieved prior to both (a) 12:00 a.m., Eastern Time, on December 31, 2031 and (b) the termination of the CVR Agreement.

“Encapsulation Technology” means Sigilon’s polymer chemistry platform comprising (i) small molecules which are covalently bonded with (ii) biomaterials such as alginate or alginate derivatives to create microspheres for encapsulating therapeutic cells derived from an engineered cell line, for administration to humans or animals, including any improvements or enhancements.

“FDCA” means the United States Federal Food, Drug, and Cosmetic Act, as amended.

“Islet Cells” means a cell population comprising naturally occurring, or any synthetically created, or modified, cells that are intended to recapitulate, mimic or otherwise express, in part or in whole, the functions, in part or in whole, of the cells of the pancreatic islets of Langerhans.

“Marketing Authorization” means, with respect to a Product, the Regulatory Approval required by applicable laws to sell such Product in a given country or region. For purposes of clarity: (i) “Marketing Authorization” in the United States means final approval of a Biologics License Application, as defined in the FDCA, permitting marketing of such Product in interstate commerce in the United States; (ii) “Marketing Authorization” in the European Union means marketing authorization for such Product granted either by an individual country or the European Medicines Agency or any successor agency or authority thereto; (iii) “Marketing Authorization” in Japan means marketing authorization for such Product granted by The Ministry of Health, Labour and Welfare (MHLW); and (iv) “Marketing Authorization” in the United Kingdom means marketing authorization for such Product granted by the Medicines and Healthcare Products Regulatory Agency.

“Phase I Clinical Trial” means a human clinical trial for any Product conducted by Parent in any country that satisfies the requirements of 21 CFR 312.21(a) and is designed to assess the safety of such Product in patients.

“Pivotal Trial” means a human clinical trial that (i) if the defined endpoints for such trial are met, is intended to be a pivotal trial for purposes of obtaining Regulatory Approvals and (ii) satisfies the requirements of 21 C.F.R. 312.21(c) (or its successor regulation), or its equivalent in any other jurisdiction.

“Product” means a product comprising Islet Cells (as defined above) which (i) serve as an (but not necessarily the only) active agent and (ii) are encapsulated or otherwise formulated for delivery using a formulation incorporating, or produced by, or otherwise using the Encapsulation Technology (as defined above).

“Regulatory Approval” means, with respect to any country or region, any approval, establishment license, registration or authorization of any Regulatory Authority required for the manufacture, use, storage, importation, exportation, transport or distribution of any Product for use in such country or region.

“Regulatory Authority” means any national, international, regional, state or local regulatory agency, department, bureau, commission, council or other governmental entity with authority over the distribution, importation, exportation, manufacture, use, storage, transport, clinical testing, pricing, sale or reimbursement of any Product.

At or prior to the Acceptance Time, Parent, Purchaser and the Rights Agent will enter into the CVR Agreement governing the terms of the CVRs. Each holder of Shares, including holders of Company Restricted Stock Units, Company Stock Options (other than Company Stock Options that have an exercise price that equals or exceeds the Closing Amount, which will be cancelled as of Closing for no consideration in accordance with the terms of the Merger Agreement) and Company Warrants (other than Company Warrants that have an exercise price that equals or exceeds the Closing Amount, which will be cancelled as of Closing for no consideration in accordance with the terms of the Merger Agreement), will be entitled to one CVR for each Share outstanding (i) that Purchaser accepts for payment from such holder pursuant to the Offer or (ii) that is owned by or issued to such holder as of immediately prior to the Effective Time and converted into the right to receive the Merger Consideration pursuant to the Merger Agreement. The CVRs are contractual rights only and not transferable except under certain limited circumstances, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Purchaser or Company or any of their affiliates.

Under the terms of the CVR Agreement, Parent will, and will cause its subsidiaries, licensees and rights transferees to, use Commercially Reasonable Efforts (as defined below) to achieve each Milestone. However, use of Commercially Reasonable Efforts does not guarantee that Parent will achieve any Milestone by a specific date or at all. Whether the Milestone required for payment of the Milestone Payment is achieved will depend on many factors, some within the control of Parent and its subsidiaries and others outside the control of Parent and its subsidiaries. More than one Milestone may be achieved in a given calendar year, but each Milestone may only be achieved once. There can be no assurance that any Milestone will be achieved prior to its expiration or termination of the CVR Agreement, or that any of the payments will be required of Parent with respect to any Milestone. If a Milestone is not achieved in the applicable timeframe, the associated Milestone Payment will not be due or payable to holders of CVRs and any associated covenants and obligations of Parent and Purchaser will irrevocably terminate in accordance with the terms of the CVR Agreement.

“Commercially Reasonable Efforts” means, with respect to a given activity, the effort, expertise and resources normally used by Parent in the development or commercialization of a comparable pharmaceutical product controlled by Parent which is of similar market potential at a similar stage of development or commercialization in light of issues of safety and efficacy, product profile, the competitiveness of the marketplace, the proprietary position of the compound, platform, or product, the regulatory structure involved, the profitability of the applicable products, product reimbursement and other relevant strategic and commercial factors normally considered by Parent in making product portfolio decisions. For purposes of clarity, Commercially Reasonable Efforts will be determined on an indication-by-indication (if needed) and country-by-country basis, and it is anticipated that the level of effort may be different for different indications and countries and may change over time, reflecting changes in the status of the Product and the indications and country(ies) involved.

The CVRs will not be transferable except (i) by will or intestacy upon death of a holder, (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the settlor, (iii) pursuant to a court order, (iv) by operation of law (including by consolidation or merger of the holder) or if effectuated without consideration in connection with the dissolution, liquidation or termination of any holder that is a corporation, limited liability company, partnership or other entity, (v) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, (vi) if the holder is a partnership or limited liability company, by a distribution by the transferring partnership or limited liability company to its partners or members, as applicable (so long as such distribution does not subject the CVRs to a requirement of registration under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act), or (vii) to Parent or Purchaser in connection with the abandonment of such CVR by the applicable holder.

No interest will accrue or be payable in respect of any of the amounts that may become payable in respect of the CVRs.

The Rights Agent will create and maintain a register (the “CVR Register”) for the purpose of (i) identifying holders of CVRs and (ii) registering CVRs in book-entry position and any transfers of CVRs that are permitted under the CVR Agreement. The CVR Register will set forth (x) with respect to holders of the Shares that hold such Shares in book-entry form through DTC immediately prior to the Effective Time, one position for Cede & Co. (as nominee of DTC) representing all such Shares that were tendered in the Offer or converted into the right to receive the Offer Price as a consequence of the Merger in accordance with the terms of the Merger Agreement, and (y) with respect to (A) holders of Shares that hold such Shares in certificated form immediately prior to the Effective Time that were tendered in the Offer or converted into the right to receive the Offer Price as a consequence of the Merger in accordance with the terms of the Merger Agreement, upon delivery to the depositary by each such holder of the applicable stock certificates, together with a validly executed letter of transmittal and such other customary documents as may be reasonably requested by the depositary, in accordance with the Merger Agreement, (B) holders of Shares who hold such Shares in book-entry form through Sigilon’s transfer agent immediately prior to Effective Time, (C) holders of Company Restricted Stock Units; (D) holders of Company Stock Options (other than Company Stock Options that have an exercise price that equals or exceeds the Closing Amount, which will be cancelled as of Closing for no consideration in accordance with the terms of the Merger Agreement), and (E) holders of Company Warrants (other than Company Warrants that have an exercise price that equals or exceeds the Closing Amount, which will be cancelled as of Closing for no consideration in accordance with the terms of the Merger Agreement) in each case of clauses (A), (B), (C), (D), and (E) the applicable number of CVRs to which each such holder is entitled pursuant to the Merger Agreement (other than, in the case of the foregoing clauses (x), (y)(A) and (y)(B), those who have perfected their appraisal rights in accordance with Section 262 of the DGCL). The CVR Register will be updated as necessary by the Rights Agent to reflect the addition or removal of holders (pursuant to any permitted transfers), upon the written receipt of such information by the Rights Agent.

Holders of CVRs are intended third-party beneficiaries of the CVR Agreement. Furthermore, the CVR Agreement provides that, other than the rights of the Rights Agent as set forth in the CVR Agreement, holders of at least 50% of outstanding CVRs set forth in the CVR Register (the “Acting Holders”) have the sole right, on behalf of all holders of CVRs, by virtue or under any provision of the CVR Agreement, to institute any Proceeding with respect to the CVR Agreement, and no individual holder or other group of holders of CVRs will be entitled to exercise such rights. However, the foregoing does not limit the ability of an individual holder of CVRs to seek a payment due from the applicable party solely to the extent such payment amount has been finally determined and has not been paid within the period contemplated by the CVR Agreement. Additionally, the CVR Agreement provides Parent and Purchaser the right to amend, without the consent of holders of CVRs or the Rights Agent, the CVR Agreement in certain instances, including (i) providing for a successor to Parent or to Purchaser, (ii) adding to the covenants of Parent and Purchaser for the protection of holders of CVRs (if such provisions do not adversely affect the interests of holders of CVRs), (iii) curing any ambiguities, correcting or supplementing any provisions of the CVR Agreement that may be defective or inconsistent therein or making any provisions with respect to matters or questions arising under the CVR Agreement (if such provisions do not adversely affect the interests of holders of CVRs), (iv) amendments as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act, or any similar registration or prospectus requirement under applicable securities laws outside the United States (if such provisions do not change the Milestones, the applicable timeframe for expiration of the Milestones or the amount of the Milestone Payment), (v) providing for a successor rights agent, and (vi) any other amendments for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of holders of CVRs. Parent or Purchaser may also amend the CVR Agreement in other circumstances, including in a manner that is materially adverse to your interests as a holder of CVRs if Parent and Purchaser obtain the written consent of the Acting Holders.

This summary of the CVR Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the CVR Agreement, the form of which is filed as Exhibit (e)(3) to this Schedule 14D-9, and which is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Company Board.

The Company Board unanimously (i) determined that the Merger Agreement and the Transactions are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) duly authorized and approved the execution and delivery of the Merger Agreement, the performance by the Company of its covenants and other obligations thereunder, and the consummation of the Transactions upon the terms and subject to the conditions set forth therein, (iii) resolved that the Merger Agreement and the Transactions will be governed by and effected under Section 251(h) and other relevant provisions of the DGCL, and (iv) resolved to recommend that Company stockholders accept the Offer and tender their Shares pursuant to the Offer. Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A joint press release, dated June 29, 2023, issued by the Company and Parent announcing the Merger Agreement, the Offer and the Merger is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and incorporated herein by reference.

(b) Background and Reasons for the Company Board’s Recommendation.

Background to the Offer

The following chronology summarizes the key communications and events that led to the signing of the Merger Agreement. This chronology is not, and does not purport to be, a catalogue of every interaction among the Company, the Company Board, the Special Committee (as defined below), Lilly and any other applicable parties.

The Company Board, together with members of the Company’s senior management (“Management”), and with the assistance of the Company’s advisors, regularly evaluates the Company’s strategic direction and ongoing business plans with the purpose of strengthening the Company’s business and enhancing stockholder value. As part of this evaluation, the Company Board has, from time to time, considered various potential strategic alternatives.

On April 2, 2018, the Company and Lilly entered into the Lilly Agreement, described more fully in Item 3 under the heading “Eli Lilly Research Collaboration and Exclusive License Agreement.” Pursuant to the Lilly Agreement, the Company granted Lilly an exclusive worldwide license to the Company’s proprietary Afibromer technology for islet cell encapsulation. The Lilly Agreement provided that the Company would be responsible for all development activities and costs related to the collaboration until submission of an IND to the FDA. It also provided that, after the submission of an IND, Lilly would be responsible for all clinical development and commercialization activities and costs related to the collaboration. Following entry into the Lilly Agreement, Rogerio Vivaldi Coelho, M.D., the president and chief executive officer of the Company, and other members of Management, regularly met with representatives of Lilly to discuss the collaboration and the Company’s operations and strategy, among other things.

On July 9, 2021, the Company announced that its Phase 1/2 study of SIG-001 in patients with moderate-severe to severe Hemophilia A had been placed on clinical hold by the FDA following the Company’s submission of a serious adverse event to the FDA and other regulatory agencies. The day following the announcement, the Company’s share price fell approximately 25%. In addition, on November 29, 2021, the Company reported that spheres covered with pericapsular fibrotic overgrowth (“PFO”) were observed during a retrieval procedure in the Phase 1/2 study of SIG-001.

On December 13, 2021, the Company announced a strategic reprioritization focusing the Company’s development efforts on diabetes and Mucopolysaccharidosis Type I (“MPS-1”) and extending the Company’s cash runway into 2024. Among other actions in connection with this reprioritization, the Company reduced its full-time workforce by approximately 38%.

On December 16, 2021, at the request of the Company Board, a member of the Company Board contacted a representative of Lilly to discuss the Company’s collaboration with Lilly and potential strategic alternatives. Lilly’s representative indicated that Lilly was not currently interested in acquiring the Company. Dr. Vivaldi and other members of Management also met with representatives of Lilly to discuss the PFO finding, strategic reprioritization and retention plans.

In the first half of 2022, in connection with its investigations related to the Phase 1/2 clinical study of SIG-001, the Company conducted pre-clinical studies designed to evaluate PFO and potential mitigation strategies in humanized mice and non-human primates. In that same time period, a director of Party A, a publicly traded, clinical-stage biotechnology company, met with the Company to explore a potential transaction. At that meeting, the parties discussed the potential benefits of such a transaction to the Company and its stockholders. The Company also regularly considered the Company’s standalone strategy and its financial prospects and, among other things, the Company filed a registration statement on Form S-3 and entered into an equity distribution agreement with Canaccord Genuity LLC (“Canaccord”) for an at-the-market offering, to provide the Company options for raising additional capital, provided, however, the Company remained subject to “baby shelf” limitations due to the fall in its share price and the limited market value of its outstanding common stock held by non-affiliates.

On April 30, 2022, the Company Board approved the terms and conditions of an engagement letter with Lazard Frères & Co. LLC (“Lazard”), which the Company Board selected to serve as a financial advisor in connection with its consideration of strategic alternatives (the “Strategic Process”).

On May 26, 2022, the Company Board held a regularly scheduled meeting attended by members of Management as well as representatives of Ropes & Gray LLP, the Company’s outside legal counsel (“Ropes & Gray”), and Lazard. The representatives of Lazard provided the Company Board with an overview of market conditions and described a range of potential strategic options. Lazard also identified certain parties that might have an interest in, and the capability of, pursuing a strategic transaction with the Company and discussed with the Company Board the strategy for exploring potential transactions. Lazard also highlighted a potential conflict of interest relating to its representation of the Company with respect to Party A. After Lazard left the meeting, the Company Board discussed the Strategic Process as well as a potential transaction with Party A and whether to engage Canaccord as an additional financial advisor to assist in the Strategic Process to help address potential conflicts of Lazard if the Company pursued certain strategic alternatives, including Lazard’s potential conflict with respect to Party A. Following discussion, the Company Board determined to engage Canaccord and to direct Lazard to contact 11 parties regarding the Strategic Process, including Party A and Party B, a publicly traded biotech company.

On June 22, 2022, Nasdaq notified the Company that it was not in compliance with Nasdaq’s listing rules because the closing price of the Shares had been below $1.00 for 30 consecutive business days.

On June 27, 2022, Management held a telephonic meeting with Party B. The discussion focused on options for a potential transaction. Over the next week, Management and Party B evaluated the feasibility of a potential transaction, which included Management participating in a meeting with one of Party B’s strategic partners to evaluate one or more potential transactions.

On July 5, 2022, the Company entered into an engagement letter with Lazard, as previously authorized by the Company Board on April 30, 2022.

On July 20, 2022, the Company received a non-binding indication of interest from Party A pursuant to which Party A would become the majority stockholder of the Company (the “Party A Proposal”). The Party A Proposal implied an approximate $40 million valuation of the Company.

On July 29, 2022, the Company Board approved the Company’s engagement of Canaccord to advise on certain aspects of the Strategic Process and the Company entered into an engagement letter with Canaccord on August 1, 2022.

On August 11, 2022, the Company and Party A signed a mutual confidentiality agreement. During the remainder of the month of August 2022 and in early September 2022, Party A and its advisors spoke regularly with the Company regarding the Party A Proposal and related diligence questions.

On September 13, 2022, following a regularly scheduled call to discuss the Company’s collaboration with Lilly during which Dr. Vivaldi noted that the Company was exploring certain recent strategic alternatives and had engaged financial advisors, a representative of Lilly contacted Dr. Vivaldi to suggest that he introduce Lazard to Lilly’s business development team to discuss the Strategic Process and potential strategic alternatives.

On September 14, 2022, representatives of Lazard held a telephonic meeting with representatives of Lilly. The Lazard representatives described the Strategic Process and the representatives of Lilly indicated that, although Lilly was not currently interested in acquiring the Company, it remained open to discussing alternative transactions related to certain of the Company’s assets and programs.

On September 19, 2022, a representative of Lilly spoke with Dr. Vivaldi and explained that Lilly was not interested in acquiring the Company unless the transaction consideration had only a small premium to the Company’s trading price or the amount of cash on the Company’s balance sheet.

On September 21, 2022, Party A’s CEO contacted the Company, noting that after discussions with Party A’s board of directors, financial advisor and legal advisor, Party A believed that discussions concerning a potential strategic alternative transaction should be adjourned, noting specifically a lack of agreement on a feasible transaction structure.

On September 22, 2022, the Company Board held a regularly scheduled meeting attended by members of Management and representatives of Ropes & Gray, Lazard and Canaccord. At the meeting, the Lazard representatives provided an update on the Strategic Process, including a summary of their outreach to potential counterparties. Representatives of Lazard and Dr. Vivaldi described their recent interactions with Lilly, and Canaccord representatives discussed potential strategic alternatives, including the status of its outreach to potential counterparties. Canaccord also identified other potential counterparties for a transaction whereby a subsidiary of the Company would merge with a private company in an all-stock transaction following which the private company’s stockholders would control the company (a “Reverse Merger Transaction”) and a proposed process and timeline to pursue such a transaction. The Company Board discussed the Strategic Process, including a potential Reverse Merger Transaction, and the benefits and challenges of remaining a standalone company and seeking additional financing. The Company Board also discussed Lilly’s potential interest in acquiring the Company on the terms described to Dr. Vivaldi on September 19 and determined that such an acquisition would not be in the best interest of the Company’s stockholders at the time and that the Company should pursue other alternative transactions that may generate more value for stockholders. Finally, the Company Board discussed expanding the scope of Canaccord’s engagement with respect to its work on the Strategic Process and the potential related modification of Canaccord’s fees. Following discussion, the Company Board determined to amend Canaccord’s engagement letter, which amendment was subsequently signed on September 26, 2022. On September 22, 2022, Management instructed Canaccord to contact a broad list of 141 potential counterparties.

On September 27, 2022, representatives of Lazard held a telephonic meeting with a representative of Party B. Party B requested a second discussion with the Company and one of Party B’s strategic partners to evaluate one or more potential transactions. After a subsequent discussion on October 14, 2022, Party B’s strategic partner elected not to pursue a transaction with the Company and Party B.

On October 4, 2022 and again on October 7, 2022, Management and Canaccord met with representatives of Party D, a privately held biotechnology company, and its advisors regarding a potential transaction with the Company.

On October 8, 2022, the Company received a non-binding proposal from Party C, a privately held biotechnology company (such non-binding proposal, the “Party C Proposal”) that Canaccord had contacted at the direction of the Company Board. The Party C Proposal contemplated a Reverse Merger Transaction and a concurrent private investment in public equity transaction (a “PIPE”), with a significant portion of the investment in the PIPE to be made by the Company’s existing stockholders.

On October 10, 2022, Canaccord discussed the terms of a potential preliminary term sheet with Party D’s advisors.

Also on October 10, 2022, based on the pre-existing relationships of certain directors with certain of the potential counterparties or their stockholders, the Company Board determined that these directors would have a potential conflict of interest if the Company was pursing transactions with such counterparties. In order to avoid such conflicts, the Company Board decided to form a special transaction committee of the Company Board (the “Special Committee”) comprised of Kavita Patel, M.D. and Robert Ruffolo, Ph.D., neither of whom had identified any affiliations with the potential counterparties that would reasonably be expected to impair their independent judgment, pending formal written Company Board authorization of the Special Committee, which later occurred on October 17, 2022. The Special Committee was delegated responsibility to establish processes and procedures for considering potential strategic transactions, to evaluate and negotiate the terms of potential strategic transactions and to negotiate and take all actions related to such strategic transactions that it deemed necessary or appropriate. The Special Committee was fully empowered by the Company Board to assess and determine whether to proceed (or not to proceed) with any potential strategic transactions and the Company Board was not permitted to approve or recommend for approval any potential strategic transaction without a prior favorable recommendation by the Special Committee.

On October 11, 2022, the members of the Special Committee held a meeting attended by members of Management and representatives of Ropes & Gray and Canaccord. At the meeting, Ropes & Gray summarized the fiduciary duties of the members of the Special Committee and Company Board in connection with a potential strategic transaction, including a sale of the Company or a Reverse Merger Transaction. Canaccord then described its outreach process to potential counterparties approved by the Company Board to date and then reviewed the results of such outreach efforts, including the terms of the Party C Proposal and details of its discussion with Party D on October 9, 2022. Canaccord then discussed proposed additional outreach efforts, including the associated process and timelines. After discussion, the Special Committee directed Canaccord to prepare and deliver a process letter to potentially interested counterparties requesting written indications of interest by October 26, 2022, and to guide Party C and Party D to that timing. Dr. Vivaldi then described Lazard’s outreach activities and the Company’s recent discussions with certain parties, including Lilly. Afterwards, Dr. Vivaldi discussed other potential opportunities to transact with parties with which the Company had prior relationships, including the potential for a transaction involving a biotech company controlled by one of the Company’s large stockholders (“Party E”). After discussion, the Special Committee directed Dr. Vivaldi to speak with representatives of such stockholder about its interest in a potential transaction.

On October 12, 2022, Party F, a privately held biotechnology company, in response to outreach from Canaccord, submitted a non-binding indication of interest (the “Party F Proposal”). The Party F Proposal contemplated a Reverse Merger Transaction that purported to value the Company at approximately $65 million and would include potential future payments to the Company’s stockholders if the Company’s assets were monetized following the proposed transaction. The Party F Proposal also contemplated a $30-50 million PIPE by existing investors in Party F.

Between October 13, 2022 and October 21, 2022, Canaccord sent process letters to eight of the parties that it had initially contacted and that had signed confidentiality agreements (none of which contained “Don’t Ask, Don’t Waive” standstill provisions). The letters requested non-binding indications of interest by October 26, 2022 for potential transactions.

On October 14, 2022, the members of the Special Committee met with members of Management and representatives of Ropes & Gray, Lazard, and Canaccord. Lazard provided an overview of recent discussions with Party G, a privately held biotechnology company, and discussed the potential structure and terms of a transaction with Party G. After discussion, the Special Committee authorized Dr. Vivaldi to propose such terms and structure to Party G. Dr. Vivaldi then confirmed his plans to speak with a representative of a current stockholder of the Company regarding Party E. The Special Committee and the advisors then discussed how a potential transaction with Party E might be structured if there was mutual interest to explore a combination. Canaccord then detailed its discussions with certain parties that had continued to express an interest in a potential transaction with the Company, including Party C and Party D, and summarized potential terms for a response to the Party C Proposal (the “Party C Response”). Canaccord then provided an update on the status of its outreach activities with other potential counterparties, including the Party F Proposal. After discussion, the Special Committee directed Dr. Vivaldi and Canaccord to prepare the Party C Response, which would contemplate a Reverse Merger Transaction, as well as a $100 million PIPE, and requested that Dr. Vivaldi initiate discussions with a stockholder of the Company regarding its interest in participating in a potential PIPE in connection with one or more of the Company’s strategic alternatives. Also on October 14, 2022, as requested by the Special Committee, Dr. Vivaldi sent a letter to Party G proposing a Reverse Merger Transaction.

On October 14, 2022, following the meeting of the Special Committee, Dr. Vivaldi spoke with a representative from Party F regarding the Party F Proposal. Dr. Vivaldi also spoke to the chief executive officer of Party E regarding a potential transaction. Dr. Vivaldi also sent the Party C Response, as requested by the Special Committee.

On October 18, 2022, the Company received a written proposal from Party G (the “Party G Proposal”). The Party G Proposal contemplated a Reverse Merger Transaction that would include a concurrent PIPE in the range of $60-120 million.

On October 19, 2022, the Special Committee met with members of Management and representatives of Ropes & Gray, Lazard and Canaccord. Lazard discussed the status of negotiations with Party G and summarized the differences between the Company’s proposal to Party G and the Party G Proposal, including with respect to pro forma ownership for the Company’s stockholders in the post-combination company. Ropes & Gray also provided an overview of the proposed structure of a transaction with Party G. Canaccord then discussed its interactions with Party C and Party D and the timeline and process for initiating financing-related discussions in connection with the potential Reverse Merger Transactions with certain of the Company’s investors.

On October 21, 2022, the Special Committee met with members of Management and representatives of Ropes & Gray, Lazard and Canaccord. Dr. Vivaldi and representatives of Lazard and Canaccord discussed the status of discussions with potential counterparties and proposed meetings with Party E and Party G. Canaccord then presented information requested by the Special Committee about the performance of companies in precedent Reverse Merger Transactions and investors that had participated in PIPE transactions that closed concurrently with similarly-structured transactions. Canaccord also provided a comparative analysis of the proposals received and discussed to date. After discussion, the Special Committee directed Dr. Vivaldi, Management and Canaccord to continue to discuss the proposals with each of the active counterparties, so that the Special Committee would be able to compare the final terms of the proposals from each party.

Later on October 21, 2022, Party D delivered a proposal that contemplated a Reverse Merger Transaction and would include a concurrent PIPE for between $50 and $100 million, which would require significant investments from stockholders of the Company and Party D’s largest stockholders.

On October 22, 2022, Party H, a privately held, clinical stage biotech company, submitted a proposal for a Reverse Merger Transaction that purported to value the Company at approximately $65 million and did not contemplate a concurrent PIPE.

On October 25, 2022, the Special Committee met, with members of Management and representatives of Ropes & Gray, Canaccord and Lazard. Canaccord provided a summary of the current proposals from each party that had submitted a written proposal, as well as the Company’s most recent counterproposals. Canaccord then discussed a potential response to Party C’s most recent proposal and the status of the Company’s negotiations with Party D. After discussion, the Special Committee directed Dr. Vivaldi and Canaccord to continue discussions with Party C, Party D and other counterparties on a non-exclusive basis while the Special Committee considered the Company’s options. Dr. Vivaldi provided an update on discussions with a significant stockholder of the Company regarding its willingness to support potential transactions and/or participate in a potential PIPE concurrent with a transaction. Lazard then provided an update on the negotiations with Party G, including the potential terms of a transaction, and discussed the status of its outreach activities to other potential counterparties, including strategies to re-engage with Lilly about a potential acquisition. Following discussion, the Special Committee directed Dr. Vivaldi to note, at an upcoming, regularly scheduled meeting with Lilly that the Company was in discussions about a potential business combination transaction and to again gauge Lilly’s interest in a potential acquisition of the Company in light of the possibility that a third party could acquire control of the Company’s intellectual property and other assets, which could be disruptive to the Company’s collaboration with Lilly.

On October 26, 2022, Party I, a privately held biotech company, submitted a proposal for a Reverse Merger Transaction (the “Party I Proposal”) that also contemplated a concurrent PIPE of $75 million or more.

On October 27, 2022, Dr. Vivaldi held a telephonic meeting with a representative of Lilly during which he described the status of the Company’s evaluation of strategic alternatives. During their discussion, the Lilly representative indicated that Lilly’s business development team would be asked to contact Lazard to discuss the Company’s process.

On October 28, 2022, representatives of Lazard and representatives of Lilly’s business development team discussed the valuation and structure of the transactions the Company was considering, as well as potential acquisition of the Company by Lilly.

On October 30, 2022, the Special Committee met with members of Management and representatives of Ropes & Gray, Lazard and Canaccord. Dr. Vivaldi provided an update on the Company’s operations and financial position, including its product development pipeline, and his views of the Company’s standalone prospects. Dr. Vivaldi also provided an update on strategic opportunities, including ongoing discussions with Party E and his October 27, 2022 call with a representative of Lilly. Canaccord provided an update on the Company’s request for proposals from third parties and a summary of the proposals received to date, including the terms of concurrent PIPE transactions related to each proposal. After discussion, the Special Committee directed Dr. Vivaldi and Canaccord to continue negotiations with each potential counterparty. Lazard then discussed the status of its negotiations with Party G, including the evaluation of transaction structures with the outside advisors for the Company and Party G and the submission to Party G of a potential counterproposal from the Company

(the “Revised Party G Term Sheet”). After discussion, the Special Committee directed Dr. Vivaldi and Lazard to continue negotiations with Party G. Lazard also provided an update on its discussions with Lilly, including the key points communicated to Lilly’s business development team on the October 28, 2022 call, and the timeline for Lilly to submit a potential proposal. Dr. Vivaldi then provided his perspectives about potential strategic opportunities that could be executed in connection with or in lieu of a change of control transaction, including out-licensing or otherwise separating the platform technology from the Company such that its stockholders would continue to benefit from future success of the platform. Lazard then commented on its preliminary discussions about a potential transaction with Party J, a large cap biotech company. Dr. Vivaldi highlighted the complexity of pursuing a transaction with Party J given the terms of the Company’s existing collaboration with Lilly, which competes in certain capacities with Party J.

On October 31, 2022, Lazard delivered the Revised Party G Term Sheet to Party G.

On November 1, 2022, a representative from Lilly notified Dr. Vivaldi that Lilly had determined not to participate in the Strategic Process at the time because, among other reasons, it was satisfied with the terms of, and the Company’s performance under, the Lilly Agreement.

On November 2, 2022, the Special Committee met with members of Management and representatives of Ropes & Gray, Lazard and Canaccord. Dr. Vivaldi noted that Lilly had determined not to participate in the Company’s Strategic Process and that November 2 was Party C’s stated deadline for entering into exclusive negotiations related to a potential combination. He also provided an update on his discussions with Party E. Canaccord then provided an overview of its discussions with Party C, Party D and Party I. After discussion, the Special Committee directed Dr. Vivaldi and Canaccord to continue their discussions with Party D and Party I and directed Dr. Vivaldi to communicate to the chief executive officer of Party C that the Company needed more time to complete its process and could not agree to exclusivity at the time. Lazard indicated that its discussions with Party J had not progressed since the prior meeting and that Party G was seeking to move forward with the proposed transaction and had requested exclusivity. After discussion, the Special Committee directed Dr. Vivaldi and Lazard to continue their discussions with Party E, which the Special Committee believed, based on the information provided to date, could result in more attractive operational synergies and value to the Company’s stockholders than the Party G opportunity.

On November 3, 2022, Party C notified the Company that it would no longer pursue a transaction with the Company because Party C needed to pursue other strategic alternatives.

On November 6, 2022, the Company received a letter from Party G requesting an exclusivity period of 45 days and highlighting certain transaction-related points to be discussed during that period.

On November 7, 2022, the Company received a revised term sheet from Party D (the “Revised Party D Term Sheet”), which provided more detail about Party D’s anticipated collaboration with a large biotechnology company, which would have to be completed before pursuing entering into a transaction with the Company. Dr. Vivaldi and the chief executive officer of Party D discussed the proposed terms on November 8, 2022.

On November 9, 2022, Party E submitted a non-binding letter of intent (the “Party E Proposal”), which contemplated that the Company would acquire Party E, following which transaction, the Company’s stockholders would own 60% of the combined business. The Party E Proposal also contemplated a PIPE financing transaction of between $100 and $125 million with a large stockholder of both companies participating at a to-be-determined level.

On November 14, 2022, the Special Committee met with members of Management and representatives of Ropes & Gray, Lazard and Canaccord. Dr. Vivaldi provided an update on the Company’s discussions with Party D, Party E, Party G and Party I. The Special Committee directed Lazard to communicate to Party G that the Company could not enter into exclusivity with Party G at the time, as contemplated in the Revised Party G Term Sheet, and asked Canaccord to seek more information from Party D regarding the potential PIPE contemplated in the Revised Party D Term Sheet. The Special Committee also directed Lazard to prepare a counterproposal to send to Party E in response to the Party E Proposal.

On November 16, 2022, the Company sent a revised draft term sheet to Party E, which proposed a transaction pursuant to which the Company’s stockholders would retain 70% economic ownership of the combined company before accounting for dilution from a concurrent PIPE financing. In addition, the proposal sought clarity on proposed valuation for the PIPE and the expected participation by existing stockholders.

On November 20, 2022, Party E returned a revised term sheet to the Company, which proposed that the Company’s stockholders would own 62% of the post-combination company. In addition, the term sheet provided further detail regarding the PIPE, including that it would be in the $100-150 million range and involve an existing stockholder of both companies investing between approximately 20-35% of the aggregate commitment.

During the weeks of November 21 and November 28, 2022, the Special Committee met multiple times, with members of Management and representatives of Ropes & Gray, Lazard and Canaccord in attendance for all or portions of the meetings. Among other things, the parties discussed the status of various discussions with various potential counterparties, including the applicable assumptions about the timeline, likelihood of success and commercial prospects of the Company’s product candidates, and the valuation of both the Company and certain of the potential counterparties on a standalone and combined basis.

On November 30, 2022, the Company sent a revised term sheet to Party E at the direction of the Special Committee, which proposed that the Company’s stockholders would own 67% of the surviving company. In addition, the term sheet proposed that an existing stockholder of both the companies would invest up to $100 million in the proposed PIPE, which could be scaled back to $50 million if there was sufficient demand from other investors.

On December 2, 2022, the Company Board met for a regularly scheduled meeting. Representatives of Ropes & Gray provided an update regarding the Special Committee process and members of the Special Committee provided a brief report on its activities and discussions with potential counterparties, but no actions were taken at that meeting regarding the Strategic Process.

On December 5, 2022, a representative of Lilly contacted Lazard for an update on the status of the Strategic Process. Lazard, at the direction of the Company, provided Lilly with an update.

On December 7, 2022, the Special Committee met with representatives of Ropes & Gray and Lazard. At the meeting, Lazard provided an update regarding the discussions with Party E and Canaccord provided an update regarding its discussions with Party D. In its update, Lazard noted that a representative from Lilly reached out to discuss potential strategic alternatives, and the Special Committee directed Lazard to continue its discussions with Lilly.

On December 8, 2022, Party E sent the Company a revised proposal, whereby the Company’s stockholders would own 62% of the combined company. In addition, the term sheet provided that an existing investor would contribute between approximately 20-35% of the aggregate commitment for a concurrent PIPE and, as requested by the Special Committee, removed the provision that the parties would enter into a standard exclusivity agreement concurrently with the execution of the proposal, which change would enable the Company to continue discussions with third parties about other strategic alternatives.

On December 9, 2022, Lazard spoke with representatives of Party E regarding the pro forma ownership split contemplated in Party E’s prior proposal.

On December 11, 2022, Party E sent a further revised proposal whereby the Company’s stockholders would own 62.5% of the combined company. Later that day, based on the terms of Party E’s most recent proposal, the

Special Committee authorized members of Management and Lazard to begin preparing for a potential PIPE that would occur in connection with a transaction with Party E; however, the Special Committee requested that Lazard seek to increase the Company’s pro forma ownership of the proposed combined company to 64%.

On December 12, 2022, Party E sent a further revised letter of intent to the Company, which proposed that the Company’s stockholders would own 64% of the combined entity, as requested by the Special Committee. The letter also proposed that the transaction would simultaneously sign and close and that the parties would pursue a $100-150 million concurrent PIPE with an existing investor contributing 20-35% of the aggregate commitment.

On December 13, 2022, members of Management and Party E began preparing an investor deck and assembling a consolidated virtual data room for potential investors in anticipation of a potential transaction and concurrent PIPE. Over the next three months, members of Management and Party E continued to work on this potential PIPE transaction, including preparing an investor deck, conducting diligence, and drafting legal documents.

On December 16, 2022, at the direction of the Special Committee, the Company communicated to Party I that the Company needed more time to complete its strategic process and, in the meantime, intended to pause further negotiations with Party I.

On December 20, 2022, Nasdaq notified the Company of its intent to delist the Company. On that same day, the Company requested a hearing in front of Nasdaq to present its plans to regain compliance.

On December 23, 2022, the Special Committee met with representatives from Ropes & Gray, Lazard and Canaccord to discuss updates on its discussions with Party D and Party E. Following discussion, the Special Committee instructed Canaccord to inform Party D that its proposal was not compelling and that the Company intended to pause discussions.

On January 25, 2023, Party D sent a revised proposal to the Company (the “Revised Party D Proposal”). The Revised Party D Proposal contemplated a post-combination ownership split whereby the Company’s current stockholders would own 51% of the combined company, and that the parties would pursue a concurrent $15 million PIPE with support from existing stockholders. The proposal also indicated that a collaboration partner of Party D had indicated an interest in potentially participating in the PIPE.

On February 16, 2023, the Special Committee held an update call with Management and representatives of Ropes & Gray, Lazard and Canaccord to discuss progress on the Company’s contemplated transaction with Party E and the related PIPE. Dr. Vivaldi provided an update on recent discussions with Party E but noted that the parties had not reached a consensus on the potential valuation for the PIPE and other issues. Following discussion, the Special Committee directed Dr. Vivaldi and Lazard to tell Party E that it would need to accelerate the process significantly and initiate the PIPE promptly.

On February 22, 2023, the Special Committee met with members of Management and representatives of Ropes & Gray, Lazard and Canaccord to discuss the status of negotiations with Party D and Party E. Canaccord indicated that Party D had recently told a representative of Canaccord that it remained interested in pursuing a transaction with the Company under the terms set out in the Revised Party D Proposal and would be willing to consider seeking a larger PIPE to finance continued development of the Company’s programs. Dr. Vivaldi reported that Party E was still in the process of considering the valuation of the PIPE and cash runway. At the close of the meeting, the Special Committee directed Lazard to reach out to Party E to again emphasize the importance of acting expediently.

On February 23, 2023, Nasdaq granted the Company an extension until June 20, 2023 to demonstrate its compliance with Nasdaq’s minimum price requirement.

On February 28, 2023, the Special Committee met with members of Management and representatives of Ropes &

Gray, Lazard and Canaccord. During the meeting, Dr. Vivaldi explained that the Company was continuing to work on the presentation with Party E regarding the case for a potential business combination, but that progress remained slow, and the Company was still waiting for Party E to propose the valuation for the PIPE. The parties also discussed the Revised Party D Proposal.

Also on February 28, 2023, the Company Board held a regularly scheduled meeting. During the meeting the members of the Special Committee provided a high-level summary of the Strategic Process, including the progress of discussions with Party E. Also at the meeting, the Company Board approved an amendment to the Charter to effect a one-for-13 reverse stock split of its issued and outstanding Shares (the “Reverse Stock Split”) subject to approval by the Company’s stockholders. The Reverse Stock Split was intended to increase the trading price of the Company’s common stock to enable the Company to satisfy the minimum price requirement for continued listing on Nasdaq.

On March 3, 2023, members of Management and representatives of Canaccord spoke with Party D. That same day, the Company received an updated term sheet from Party D that, among other things, contemplated the Company’s stockholders would own 51% of the combined company and that the parties would pursue a $25 million PIPE concurrently with the potential transaction, with a portion of the PIPE proceeds being used to develop the Company’s product candidates.

On March 9, 2023, the Company announced that, in the first quarter of 2023, the Company decreased its external spend relating to the MPS-1 program to preserve capital, extending its anticipated cash runway into 2025.

On March 10, 2023, the Special Committee met with members of Management and representatives of Ropes & Gray, Lazard and Canaccord. At the meeting, Canaccord presented an overview of Party D’s updated proposal and Dr. Vivaldi provided brief updates about Management’s discussions with Party E regarding the PIPE. The Special Committee directed Canaccord to prepare a valuation analysis with respect to Party D’s current proposal and agreed that Dr. Patel communicate to Party E that the Company would not wait more than another week for the proposed terms of the PIPE and investor strategy to be finalized before pursuing other alternatives.

On March 15, 2023, the Special Committee met with members of Management and representatives of Ropes & Gray, Lazard and Canaccord. Dr. Vivaldi provided an update on discussions with Party E, noting that Party E had agreed to proceed with a PIPE of $50 million, with $20 million guaranteed by one of the Company’s existing stockholders. Dr. Vivaldi explained how this would impact the combined company’s cash runway and development timelines and, following discussion, the Special Committee agreed to proceed on these terms, provided that Party E deliver a revised term sheet. Canaccord also provided an updated version of its financial analysis of the Party D Proposal.

On March 17, 2023, the Company received a revised term sheet from Party E, which set out the terms described to the Special Committee on March 15, 2023 and required the transaction to be consummated by April 23, 2023, after which date Party E would be permitted to issue a convertible note to finance its operations and such note would automatically convert into shares of non-voting preferred stock of the Company at the closing of the transaction based on the per share purchase price of the PIPE offering. The Special Committee reviewed the terms of the proposal and directed Management to continue pursuing the potential Reverse Merger Transaction with Party E and the associated financing.

On March 29, 2023, members of Management began contacting existing and potential new investors about participating in the PIPE associated with a potential transaction with Party E and on March 31, 2023, opened a data room to potential investors.

On April 20, 2023, the Special Committee met with members of Management and representatives of Ropes & Gray, Lazard and Canaccord. Management provided an update on PIPE discussions, noting that it had met with certain key investors, including Lilly, to request their participation in the PIPE, but had not received any firm commitments. As a result of the lack of interest, the Special Committee discussed other alternatives, including remaining a standalone company as well as reaching back out to Party D and Party I about their continued interested in a potential Reverse Merger Transaction. At the end of the meeting, the Special Committee determined to meet with Party E to communicate that the Company would no longer pursue the PIPE and a transaction with Party E at the time due to the lack of interest in the PIPE and financing and challenges to complete a transaction, and also directed Canaccord to reach out to Party I and Party D to assess their ongoing interest in a transaction.

On April 28, 2023, Dr. Vivaldi spoke with a representative at Lilly who stated that Lilly may have an interest in acquiring the Company’s assets, including intellectual property and equipment, if the Company pursued a Reverse Merger Transaction with a counterparty that did not attribute value to the Company’s assets (other than cash and its public listing).

On April 30, 2023, the Special Committee met with Management and representatives of Ropes & Gray, Lazard and Canaccord. During the meeting, the Special Committee and advisors discussed the Company’s alternatives and reviewed the possibility of a potential asset sale to Lilly prior to or concurrent with a Reverse Merger Transaction. Following discussion, the Special Committee directed Management to continue discussions with Lilly while the Special Committee considered potential alternatives.

On May 1, 2023, Party I sent a proposal to the Company (the “Party I Proposal”), which contemplated a transaction after which the Company’s stockholders would own 10% of the combined company and valued the Company at approximately $35 million. It also provided that the Company’s stockholders would receive a 100% of net proceeds from business development related to the Company’s partnership with Lilly, if signed prior to the closing of the transaction, and a contingent value right that would pay out 95% of the net proceeds if signed after closing. The Party I Proposal required a $125 million PIPE.

Also on May 1, 2023, representatives of Lazard and Lilly discussed a potential transaction via teleconference, and Lazard again described the potential benefits of a whole-company acquisition, including continuity of the companies’ diabetes program and structuring simplicity, relative to an asset acquisition. Later that afternoon, the parties had a subsequent conversation during which Lilly indicated it was still not interested in acquiring the Company.

On May 2, 2023, Dr. Vivaldi communicated to a representative of Lilly the potential benefits of a whole-company acquisition and provided additional information about the Company’s current cash and liabilities. The Lilly representative responded that Lilly would continue to evaluate both a whole-company acquisition and asset acquisition.

Also on May 2, 2023, Party I submitted a formal letter of intent for a Reverse Merger Transaction (the “Party I Letter of Intent”) on the same terms as previously provided in the Party I Proposal on May 1, 2023.

On May 3, 2023, representatives of Lilly reiterated to Lazard that Lilly was not interested in a whole-company acquisition, but that Lilly would be willing to acquire the Company’s assets related to the diabetes program.

On May 3, 2023, the Special Committee met with Management and representatives of Lazard and Canaccord to discuss the terms of the Party I Letter of Intent, including adjustments to ownership based on net cash at the closing of the transaction, and the alternatives to a transaction with Party I, including the potential sale of assets to Lilly or a transaction with Party D. Following discussion, the Special Committee decided to execute the Party I Letter of Intent, subject to Party I’s agreement that the Company would continue to have the ability to negotiate with third parties regarding the monetization of its assets, including the diabetes assets. Later that evening, Party I agreed to such changes.

On May 4, 2023, representatives of Lilly and Lazard spoke again. During the discussion, Lilly expressed its potential interest in a whole-company acquisition, based on information recently provided by the Company and certain potential benefits of such a transaction articulated by Dr. Vivaldi and Lazard, and said it would deliver a written proposal regarding such a transaction. Lazard reported Lilly’s message to the Special Committee and the Special Committee promptly determined to notify Party I that the Company’s signatures to the Party I Letter of Intent and accompanying exclusivity letter were to be held in escrow while the Special Committee continued to negotiate with a third party. Dr. Patel subsequently notified Party I’s chief executive officer that the Company would only enter into the Party I Letter of Intent pending further discussion.

On May 5, 2023, the Company Board met with members of Management and representatives of Ropes & Gray and Lazard. Prior to discussing the proposed transaction, each director confirmed that they had no affiliation with either Lilly or, to their knowledge, any other companies with which the Company was considering pursuing a transaction, other than a potential conflict for one director with Party D. After discussion, the Company Board therefore determined that each director could participate in discussions about the proposed transactions. As such, and with the support of the Special Committee members, the Company Board suspended its prior delegation of authority and responsibility to the Special Committee. Dr. Vivaldi summarized the recent discussions with Lilly regarding a whole-company acquisition, as well as the terms of Party I’s most recent proposal and the Company’s negotiations with Party I. At the end of the meeting, the Company Board determined not to enter into the Party I Letter of Intent while the Company pursued a potential transaction with Lilly.

On May 7, 2023, Lilly sent an initial indication of interest to the Company in which Lilly proposed to acquire all of the outstanding Shares that it did not already own for a total upfront cash amount estimated to be approximately $33 million, which Lilly calculated as the estimated net cash of the Company at the closing of the transaction less estimated transaction and integration expenses, as well as one CVR that would provide for to be determined contingent payments based on the program subject to the Lilly Agreement. Also on May 7, 2023, Lilly, Dr. Vivaldi and representatives of Lazard had several conversations related to process and terms.

Also on May 7, 2023, Lilly, Dr. Vivaldi and representatives of Lazard had several conversations related to process and terms.

On May 8, 2023, Lazard discussed with Lilly certain terms in the indication of interest, including the anticipated milestones and payment amounts under the CVR. Also on May 8, 2023, the Company Board held a meeting with Management and representatives of Ropes & Gray and Lazard in attendance. Lazard summarized the terms of the Lilly proposal as well as the parties’ recent discussions and compared the terms of Lilly’s proposal against those contained in Party I’s proposal. Lazard also discussed the potential monetization of the Company’s assets. The Company Board further discussed the status of negotiations.

On May 9, 2023, the Company Board met with Management and representatives of Ropes & Gray, Lazard and Canaccord. During the meeting, Lazard summarized its further discussions with Lilly and compared the terms of the proposed Lilly and Party I transactions and a wind-down of the Company’s business, including the potential risks, value delivered to stockholders and timelines.

On May 12, 2023, the Company and Lilly entered into the Confidentiality Agreement, which supplemented the confidentiality terms under the Lilly Agreement. Later that day, Lilly and Lazard discussed Lilly’s transaction terms and Lilly proposed a CVR that would pay an aggregate of $10 million upon the first dose of a product in a Phase 1 Clinical Trial and $50 million upon the first dose of a product in a Pivotal Trial.

On May 15, 2023, certain directors met with Management and representatives of Ropes & Gray and Lazard to discuss the terms of a counterproposal on the CVR proposed by Lilly. At the meeting, Lazard presented information regarding the value to be received by the Company’s stockholders if the Company were to wind-down or complete a transaction with Party I in which the Lilly Agreement remained in effect, as well as the value of the milestone payments under the Lilly Agreement and in Lilly’s proposal. The directors discussed Lazard’s presentation and discussed with the representatives of Lazard potential counterproposals, including the value of milestone payments and likelihood of achieving them based on various assumptions. Following discussion, the directors directed Lazard to discuss various counterproposals with Lilly as soon as possible.

On May 19, 2023, Lazard presented information to Lilly regarding the two alternative counterproposals to Lilly’s proposal on the CVR structure, including the value of the milestone payments under the Lilly Agreement and each of the two alternative counterproposals. Lilly discussed Lazard’s presentation with Lazard and provided their perspectives on the counterproposals to the CVR structure with Lilly.

Also on May 19, 2023, the Company’s hosted its Annual Meeting of Stockholders at which its stockholders approved the Reverse Stock Split. In addition, the Company voluntarily repaid all outstanding amounts under its Loan and Security Agreement with Oxford Finance LLC.

On May 24, 2023, Lilly sent a new indication of interest that contemplated an upfront cash payment based on net cash equal to an estimated aggregate of approximately $33 million plus an additional upfront cash payment of $15 million, which was intended to restructure a portion of the contingent consideration that might have been paid by Lilly to the Company under the Lilly Agreement. Later that day, certain directors met with Management and representatives of Ropes & Gray and Lazard to discuss Lilly’s proposal. During the meeting, the directors indicated that they believed that Lilly’s proposal was unacceptable and would deliver less value to the Company’s stockholders than other alternatives and that Dr. Cole, the Chairman of the Company Board, should tell Lilly that unless it could provide a proposal with significantly more potential consideration, the Company would pursue other alternatives.

On May 26, 2023, Dr. Cole spoke with a representative of Lilly regarding the potential transaction and the Company Board’s desire to have higher potential payment under the CVR. During their discussion, the representative from Lilly indicated that Lilly would send a revised indication of interest with an upfront payment based on net cash, but higher contingent payments than in its prior proposals.

On May 30, 2023, Lilly sent a revised indication of interest, which provided for a total upfront cash payment for the Shares it did not already own of approximately $33 million, which was Lilly’s estimate of what the Company’s net cash would be at closing less certain severance and integration expenses, as well as a CVR representing the right to receive up to three contingent payments related to a Product (as the term was defined in the Lilly Agreement): (i) $10 million upon the first dosing of the Product in a human clinical trial; (ii) $65 million upon the first dosing of the Product in the first human clinical trial for “registration purposes”; and (iii) $200 million on the receipt of the first regulatory approval of the Product.

On May 31, 2023, the Company Board held a regularly scheduled meeting, portions of which were attended by representatives of Ropes & Gray and Lazard. Dr. Vivaldi provided an overview of the Company’s operating plan and current cash balances and runway. Representatives of Lazard then summarized recent interactions with Lilly, including the evolution of its proposal to acquire the Company, including the terms of the indication of interest Lilly delivered on May 30, 2023. Dr. Cole also described his call with a representative of Lilly on May 26, 2023. Lazard also summarized the terms of Party I’s most recent proposal, the financial effects of a potential wind-down of the Company’s operations and Management’s valuation model. Lazard and Ropes & Gray described certain risks related to the execution of a transaction with Lilly or Party I, or the wind-down of the Company’s business. After extensive discussion about the terms of the proposals, the Company’s alternatives to remain a standalone Company or wind-down its operations, and other strategic alternatives, the Company Board determined to proceed in negotiating a transaction with Lilly based on the revised Lilly proposal. Among other things, the Company Board also considered the Forecasts, including certain assumptions and estimates used in preparing the Forecasts (including the Probability Adjustment Factors) which, on June 1, 2023, the Company Board subsequently approved for use by Lazard in connection with its valuation analysis of the transaction.

Also on May 31, 2023, a representative from Lazard spoke to a Lilly representative to clarify a point in Lilly’s indication of interest, during which discussion the Lilly representative clarified that its proposal contemplated that transaction consideration would only go to non-Lilly stockholders. In addition, Lazard asked if it was possible to add a CVR related to other programs. Lilly responded that it was not willing to add such an additional CVR. At the end of the conversation, the Lilly representative indicated that Lilly would submit an updated indication of interest.

On June 1, 2023, Management, together with the Company’s advisors, refined the calculation of the Company’s net cash at closing, and the Company returned a revised indication of interest proposing for Lilly to acquire the outstanding Shares of the Company that it did not already own in exchange for an upfront cash payment equal to approximately $35.2 million ($15.13 per share) and one CVR representing the right to receive up to three contingent cash payments, as described in Lilly’s proposal on May 30, 2023.

Also on June 1, 2023, Lazard, at the request of the Company Board, also contacted Party J and Party K, a large international pharmaceutical company with commercialized diabetes products, to ask if they would consider submitting competing proposals. Both Party J and Party K declined to engage.

Also on June 1, 2023, the Company opened a virtual data room to allow Lilly to begin its due diligence process.

On June 9, 2023, the Company and Lilly executed the indication of interest, which reflected the terms set forth in the version provided by the Company on June 1, 2023.

On June 12, 2023, the compensation committee of the Company Board (the “Compensation Committee”) met to discuss the treatment of the Company’s outstanding equity awards and other compensation-related matters in connection with the Transactions.

On June 15, 2023, Lilly’s outside legal counsel, Morgan, Lewis & Bockius LLP (“Morgan Lewis”), sent an initial draft of the Merger Agreement to the Company.

Between June 16 and June 28, 2023, the per share trading price dropped from $5.66 to $3.93 per Share.

On June 19, 2023, Morgan Lewis sent an initial draft of the CVR Agreement and Tender and Support Agreement. Over the next week, Morgan Lewis and Ropes & Gray exchanged drafts of the Merger Agreement, CVR Agreement and Tender and Support Agreement and held calls to discuss the terms of the Merger Agreement, including the fees payable by the Company to Lilly upon termination of the Merger Agreement in certain circumstances, the terms of the Offer, interim covenants and closing conditions.

Between June 24 and June 25, 2023, Lilly, the Company and representatives of Lazard discussed calculations of the Company’s net cash, severance obligations and integration expenses and Lilly concluded that it would propose that the upfront amount to be paid for Shares would be $14.92 per Share.

On June 26, 2023, Dr. Vivaldi sent an email to the Company Board regarding the status of negotiations with Lilly. Dr. Vivaldi explained that Lilly, based on updated net cash and expense estimates, had proposed an upfront cash payment of $14.92 per Share, with a CVR representing the right to receive three contingent cash payments: (i) $4.06 per CVR upon first human dosing in a Phase I Clinical Trial; (ii) $26.39 per CVR upon first dosing in a Pivotal Trial; and (iii) $81.19 per CVR upon marketing approval in the United States, Japan or three of France, the United Kingdom, Italy, Spain and Germany. Dr. Vivaldi noted that the parties were close to finalizing the Merger Agreement and the CVR Agreement.

On June 28, 2023, the Company Board held a meeting attended by members of Management and representatives of Ropes & Gray and Lazard to consider approving the Transactions. At the meeting, representatives of Ropes & Gray summarized the fiduciary duties of the Company Board under Delaware law and provided an overview of the terms of the Merger Agreement and CVR Agreement. Lazard then reviewed its relationship disclosure, which among other things discussed Lazard’s relationship with Lilly, and its valuation analysis related to the Offer and the Merger and responded to questions from the Company Board. Thereafter, Lazard rendered an oral opinion, confirmed by delivery of a written opinion dated June 28, 2023, to the Company Board to the effect that, as of that date and based upon and subject to the assumptions, procedures, matters, qualifications and limitations set forth in such written opinion, the Offer Price to be paid to holders of the Shares (other than Dissenting Shares and Shares held in the treasury of the Company or owned by the Company or owned by Lilly, Purchaser or any direct or indirect or wholly owned subsidiary of Lilly or Purchaser) in the Offer and the Merger was fair, from a financial point of view, to such holders, as more fully described in Item 3 under the heading “Opinion of the Company’s Financial Advisor—Opinion of Lazard.” Following deliberation and discussions, the Company Board unanimously determined (i) that the Merger Agreement and the Transactions were advisable, fair to and in the best interests of, the Company and the holders of Shares; (ii) to duly authorize and approve the execution and delivery of the Merger Agreement by the Company, the performance by the Company of its covenants and other obligations thereunder and the consummation of the Transactions upon the terms and subject to the conditions set forth therein; (iii) that the Merger Agreement and the Transactions shall be governed by and effected under Section 251(h) and other relevant provisions of the DGCL; and (iv) to recommend to the holders of the Shares to accept the Offer and tender their Shares pursuant to the Offer. In considering the Merger Agreement and the advisability of the proposed transactions, the Company Board considered a number of factors as described in Item 3 under the heading “Reasons for the Recommendation of the Company Board.” Following the Company Board meeting, the parties executed the Merger Agreement, and the Supporting Stockholders and Lilly entered into the Tender and Support Agreement.

On June 29, 2023, the parties issued a joint press release announcing the Transactions.

On July 13, 2023, Lilly launched the Offer.

Reasons for the Recommendation of the Company Board

The Company Board has reviewed and considered the Offer after consultation with certain members of Management and financial and legal advisors. After considering its fiduciary duties under applicable law, the Company Board has unanimously determined that the Offer is fair to, and in the best interests of, the Company and its stockholders. Accordingly, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Company Board considered each of the following factors and reasons, among others, when reaching its recommendation that stockholders accept the Offer and tender their Shares to Purchaser (which factors and reasons are not necessarily presented in order of relative importance):

Reasons in favor of the proposed Transactions:

•

Attractive Price. The Company Board concluded that the consideration per Share of $14.92 plus the CVR for an aggregate of up to $111.64 per Share represented an attractive valuation for the Company and an opportunity for the holders of Shares to receive a significant premium over the market price of the Shares, after considering the current and historical market prices of the Shares, volatility and trading information with respect to the Shares, and the outreach undertaken by the Company and other factors, including:

•

the fact that the proposed Closing Amount of $14.92 per share, which does not reflect any amounts to be received upon achievement of any Milestones, represents a premium of (i) 281.6% compared to the closing price of the Company common stock of $3.91 per share on June 22, 2023 and (ii) 172.8% compared to $5.72, the volume weighted average price of the Company common stock for the 30-calendar day period ended June 23, 2023.

•

the fact that, in addition to the Closing Amount payable at closing, each Share would entitle the holder thereof to one CVR, which represents the contractual right to receive up to three contingent payments for an aggregate of up to $111.64, which provides the Company stockholders with an opportunity to receive additional value from the assets of the Company through additional cash payments if certain Milestones are achieved, and Parent has agreed in the CVR Agreement to use Commercially Reasonable Efforts to achieve each Milestones (as described in Item 3 under the heading “Form of CVR Agreement”);

•	the unlikelihood of an executable transaction at a higher value, in light of the process summarized in Item 3 under the heading “Background of the Offer”; and

•

the Company Board’s familiarity with the business, operations, prospects, strategic and short and long term operating plans, assets, liabilities and financial condition of the Company, and its determination that the certainty of value and liquidity of the Closing Amount provided for in the Offer, together with the potential value to be provided under the CVRs, is more favorable to the Company’s stockholders than the potential value that could reasonably be expected to be generated from the alternative of the Company continuing to operate independently and pursuing its current business and financial plans on a standalone basis, taking into account the execution risks and financing requirements associated with continued independence, including the “Risk Factors” set forth in the Company’s Form 10-K for the year ended December 31, 2022, the Form 10-Q for the period ended March 31, 2023 and subsequent reports filed with the SEC.

•

Other Strategic Alternatives. The Company Board’s belief, after a thorough review of other strategic alternatives reasonably available to the Company (including continuing to operate on a standalone basis, capital raising opportunities, the possibility of significant licenses, research collaborations and partnerships, and the dissolution of the Company), in each case, taking into account the potential benefits, risks and uncertainties associated with those alternatives, that the Offer and the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value.

•

Competition. Competitive considerations, including that some well-financed, highly competitive pharmaceutical and biotechnology companies are developing products for the same disease indications as the Company’s product candidates, including endocrine, lysosomal diseases and other acute and chronic disorders.

•

Capital Needs. The Company’s need for substantial additional capital to continue the research and development of, to initiate clinical trials of, and to seek marketing approval for, its product candidates, the possibility that adequate capital may not be available on a timely basis or on acceptable terms, or at all, the associated dilution that would be experienced by the Company’s stockholders if the Company were to sell additional common equity or convertible debt securities to raise the needed capital at the Company’s current trading price per share, and the relinquishing of valuable rights if the Company were to enter into additional collaborations, strategic alliances or licensing arrangements with third parties to raise capital.

•

Costs and Risks Associated with Discovery of Development Product Candidates. That identifying product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process.

•

Risk of Clinical Trial Failure or Commercialization. That clinical trials can take years to complete, and the outcomes are uncertain, along with the risks inherent in the development and eventual commercialization of the Company’s product candidates and the risks related to market acceptance of these product candidates, if approved, and other factors affecting the revenues and profitability of biopharmaceutical product candidates generally.

•

Risks Associated with Regulatory Processes. The risks inherent in obtaining regulatory approvals from regulatory authorities to be able to sell the Company’s product candidates, which can take several years to complete and the receipt of which are not guaranteed; that if a product candidate is approved, regulators may limit the indications or the patient populations for which the product may be marketed, require extensive warnings, precautions or contraindications on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval.

•

Potentially Limited Period of Opportunity. The timing of the Transactions and the risk that if the Company does not accept Parent’s proposed transaction now (as provided for in the Merger Agreement), it may not have another opportunity to do so on comparable terms or have another comparable opportunity.

•

Speed of Consummation. The fact that the Transactions are structured as a two-step transaction under Section 251(h) of the DGCL, resulting in a higher likelihood of the Company’s stockholders receiving the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which the holders of Shares who do not tender in the Offer will receive the same price per Share as is paid in the Offer, and that such relatively short timeframe would be expected to reduce the uncertainty and potential disruption to the Company’s business pending the closing of the Merger.

•

High Likelihood of Closing. The belief of the Company Board that the likelihood of completing the Offer and the Merger is high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited, (ii) the exceptions contained within the “Company Material Adverse Effect” definition, which generally defines the standard for closing risk, (iii) the likelihood of obtaining required regulatory approvals, although no regulatory approvals are expected to be required, including the commitment of Parent to pursue the required regulatory approvals, (iv) the size and financial strength of Parent, and Parent’s ability to fund the merger consideration with cash, and (v) the certainty provided by the Tender and Support Agreement. In addition, at signing, Lilly was the beneficial owner of 211,110 Shares (representing 8.4% of the outstanding Shares as of that date).

•	No Financing Condition. The fact that the Transactions are not subject to a financing condition.

•

Lazard Analysis and Fairness Opinion. The oral opinion of Lazard, subsequently confirmed in writing, rendered to the Company Board, to the effect that, as of June 28, 2023 and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Lazard in preparing its opinion, as set forth therein, the Offer Price to be paid to the holders of Shares (other than Dissenting Shares and Shares held in the treasury of the Company or owned by the Company or owned by Parent, Purchaser or any direct or indirect or wholly owned subsidiary of Parent or Purchaser) in the Offer and the Merger was fair, from a financial point of view, to such holders (as more fully described in the section entitled “Opinion of Lazard Frères and Co. LLC”). The full text of the written opinion of Lazard, dated June 28, 2023, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, has been included as Annex A to this Schedule 14D-9 and is incorporated herein by reference.

•

Successful Negotiations with Parent. The enhancements that the Company and its advisors were able to obtain to the original offer from Parent as a result of the process followed by the Company and robust arm’s-length negotiations with Parent, as summarized in Item 3 under the heading “Background of the Offer.”

•

Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited proposals in certain circumstances, and that the provisions of the Merger Agreement permit the Company Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee of $1.325 million, which amount the Company Board believe to be reasonable under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals.

•

Appraisal Rights. That stockholders who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

Considerations against and risks associated with the proposed Transactions:

•

Opportunity Costs. The fact that the Company will no longer exist as an independent public company, and the Company’s stockholders will forgo any potential increase in its value above the Offer Price as an independent public company that might result from its possible growth.

•

Potential Negative Impact on the Company’s Business. The possible negative effect of the Offer and the Merger and public announcement of the Offer and the Merger on the Company’s operations and the Company’s relationships with suppliers, business partners, Management and employees.

•

Prohibition Against Solicitations. The fact that the Merger Agreement precludes the Company from actively soliciting competing acquisition proposals and obligates the Company (or its successor) to pay Parent a termination fee equal to $1.325 million under specified circumstances, which could discourage the making of a competing acquisition proposal or adversely impact the price offered in such a proposal.

•

Business Operation Restrictions. The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s business, including by delaying or preventing the Company from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company.

•	Closing Conditions. The fact that the completion of the Offer and the Merger requires the satisfaction of closing conditions that are not entirely within the Company’s control.

•

Effect of Failure to Complete Transactions. The fact that, while the Company expects that the Offer and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the Offer and the Merger will be satisfied or that the Merger will be completed in a timely manner or at all, and if the Merger is not completed, (i) the Company will have incurred significant risk and transaction and opportunity costs, including the possibility of disruption to the Company’s operations, diversion of Management and employee attention, employee attrition and a potentially negative effect on the Company’s relationships with suppliers, business partners, Management and employees, (ii) the trading price of the Shares would likely be adversely affected and (iii) the market’s perceptions of the Company’s prospects could be adversely affected.

•

Contingent Nature of CVRs. The risk that some or all of the Milestones necessary to trigger the contingent payments to be made pursuant to the CVRs may not be achieved during the periods prescribed by the CVR Agreement.

•

Taxable Consideration. The expectation that the receipt of the Offer Price in exchange for Shares pursuant to the Offer or the Merger, as applicable, will generally be a taxable transaction for U.S. federal income tax purposes.

•

Litigation Risk. The inherent risk of litigation in relation to the sale of the Company, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Offer and the Merger.

•

Transaction Expenses. The transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Offer and the Merger not be completed.

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweigh the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of the Company. In analyzing the Offer and the Merger, the Company Board and Management were assisted and advised by legal counsel and a financial advisor.

The foregoing discussion of information and reasons considered by the Company Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different reasons.

In considering the recommendations of the Company Board, holders of the Shares should be aware that certain of the Company’s directors and executive officers have interests with respect to the Transactions that may be in addition to, or that may be different from, the interests of holders of the Shares generally, as described in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company.” The members of the Company Board were aware of these interests and considered them, among others, in reaching their determinations that the terms of the Offer and the Merger are fair to the Company and holders of the Shares to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

(c) Intent to Tender.

To the best of the Company’s knowledge, after reasonable inquiry, each executive officer and director of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially and stockholders affiliated with the Supporting Stockholders have entered into a Tender and Support Agreement, concurrently with the execution of the Merger Agreement, agreeing to tender their respective Shares. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d) Opinion of the Financial Advisor to the Company Board.

Sigilon retained Lazard to provide it with financial advisory services and to render to the Company Board a fairness opinion in connection with the Offer and the Merger. Lazard delivered its oral opinion to the Company Board on June 28, 2023, which opinion was subsequently confirmed in a written opinion of the same date, that, as of June 28, 2023 and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in such written opinion, the Offer Price to be paid to the holders of Shares (other than Dissenting Shares and Shares held in the treasury of Sigilon or owned by Sigilon or owned by Parent, Purchaser or any direct or indirect or wholly owned subsidiary of Parent or Purchaser) in the Offer and the Merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of Lazard, dated June 28, 2023, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this document as Annex A and is incorporated by reference herein in its entirety. The summary of Lazard’s opinion is qualified in its entirety by reference to the full text of the opinion, and Sigilon’s stockholders are encouraged to read the opinion carefully and in its entirety.

Lazard’s engagement and its opinion were for the benefit of the Company Board (in its capacity as such) and its opinion was rendered to the Company Board in connection with its evaluation of the Transactions and addressed only the fairness as of the date of the opinion, from a financial point of view, to the holders of Shares (other than Dissenting Shares and Shares held in the treasury of Sigilon or owned by Sigilon or owned by Parent, Purchaser or any direct or indirect or wholly owned subsidiary of Parent or Purchaser) of the Offer Price to be paid to such holders in the Offer and the Merger. Lazard’s opinion was not intended to and did not constitute a recommendation to any stockholder as to whether such stockholder should tender their Shares in the Offer or how such stockholder should vote or act with respect to the Offer or the Merger or any matter relating thereto.

Lazard’s opinion was necessarily based on economic, monetary, market, and other conditions as in effect on, and the information made available to Lazard as of, June 28, 2023. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after such date. Lazard noted that the current volatility in the credit, commodities and financial markets may have an effect on Sigilon or the Offer and the Merger, and Lazard did not express an opinion as to the effects of such volatility or such disruption on Sigilon or the Offer and the Merger. Lazard did not express any opinion as to the price at which the Shares may trade at any time subsequent to the announcement of the Offer and the Merger. Lazard’s opinion did not address the relative merits of the Offer and the Merger as compared to any other transaction or business strategy in which Sigilon might engage or the merits of the underlying decision by Sigilon to engage in the Offer and the Merger.

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of a draft, dated June 27, 2023, of the Merger Agreement;

•	reviewed the financial terms and conditions of a draft, dated June 27, 2023, of the CVR Agreement attached as an exhibit to the Merger Agreement;

•	reviewed certain publicly available historical business and financial information relating to Sigilon;

•	reviewed various financial forecasts and other data provided to Lazard by Sigilon relating to the business of Sigilon, including wind-down forecasts prepared by Management;

•	held discussions with members of Management with respect to the businesses and prospects of Sigilon;

•	reviewed historical stock prices and trading volumes of the Shares; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Sigilon or concerning the solvency or fair value of Sigilon, and Lazard was not furnished with any such valuation or appraisal. Sigilon advised Lazard that the Forecasts, which are defined and summarized in Item 4 under the heading “Certain Company Management Forecasts”, represented the best available estimates and judgments as to the future financial performance of Sigilon. Accordingly, for purposes of Lazard’s analyses in connection with its opinion, Sigilon directed Lazard to utilize such financial forecasts, which Lazard assumed, with the consent of Sigilon, were reasonably prepared on bases reflecting the best available estimates and judgments as to the future financial performance of Sigilon. Further, Management advised Lazard that the wind-down forecasts, including the underlying assumptions as to the recovery rate of Sigilon’s assets and liabilities, its contractual obligations and estimated wind-down charges, were reasonably prepared based on the available estimates and judgments as to matters covered thereby. Lazard relied, with the consent of Sigilon, on the assessments of Sigilon as to the validity of, and risks associated with, the product candidates of Sigilon (including, without limitation, the timing and probability of successful development, testing and marketing of such product candidates and approval thereof by appropriate governmental authorities). In particular, Lazard assumed, at Sigilon’s direction, with respect to each milestone set forth in the CVR Agreement, that the First Dosing Milestone has an 85% chance of being achieved, that the First Registration Purposes Dosing Milestone has a 23.1% chance of being achieved and that the Marketing Authorization Milestone has a 2.5% chance of being achieved (collectively, the “Probability Adjustment Factors”). Accordingly, at Sigilon’s direction, Lazard adjusted the amount of the CVR payments that will be made in accordance with the CVR Agreement in accordance with the Probability Adjustment Factors, and Lazard analyzed the value of the CVR based on the net present value (“NPV”) of such probability-adjusted payments. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based. Lazard also noted that, due to the unique nature of the business of Sigilon, Lazard did not believe that there were relevant comparable companies.

In rendering its opinion, Lazard assumed, with the consent of Sigilon, that the Offer and the Merger will be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions. Representatives of Sigilon advised Lazard, and Lazard assumed, that the Merger Agreement and the CVR Agreement, when executed, will conform to the drafts reviewed by Lazard in all material respects. Lazard also assumed, with the consent of Sigilon, that obtaining the necessary governmental, regulatory or third-party approvals and consents for the Offer and the Merger will not have an adverse effect on Sigilon or the Offer and the Merger. Lazard did not express any opinion as to any tax or other consequences that might result from the

Offer and the Merger, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Sigilon obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the Offer Price to the extent expressly specified therein) of the Offer and the Merger, including, without limitation, the form or structure of the Offer and the Merger (including, without limitation, the Tender and Support Agreement entered into between Parent and the Supporting Stockholders), the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any agreements or arrangements entered into in connection with, or contemplated by, the Offer and the Merger. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Offer and the Merger, or class of such persons, relative to the Offer Price or otherwise.

Summary of Lazard’s Financial Analyses

The following is a summary of the material financial analyses reviewed with the Company Board in connection with Lazard’s opinion, dated June 28, 2023. The summary of Lazard’s analyses and reviews provided below is not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

In arriving at its opinion, Lazard did not draw in isolation conclusions from or with regard to any factor or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Considering selected portions of its analyses and reviews in the summary set forth below, without considering its analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Sigilon. No company, business or transaction considered in Lazard’s analyses and reviews is identical to Sigilon or the Offer and the Merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading of the companies considered in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of its analyses and reviews, including the methodologies and assumptions underlying its analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 28, 2023 and is not necessarily indicative of current market conditions.

Financial Analyses

Analysis of Consideration

Lazard conducted an analysis of the Offer Price to be paid to the holders of Shares (other than Dissenting Shares and Shares held in the treasury of Sigilon or owned by Sigilon or owned by Parent, Purchaser or any direct or indirect or wholly owned subsidiary of Parent or Purchaser) pursuant to the Merger Agreement and the CVR Agreement. The Offer Price is equal to, on a per share basis, $14.92 in cash as upfront consideration and up to $111.64 in cash upon achievement of the Milestones, as described in Item 3 under the heading “Form of CVR Agreement”. There is no guarantee that the conditions triggering any or all of the Milestone Payments will be satisfied or, if triggered, when such conditions will be satisfied.

Lazard considered the Probability Adjustment Factors and the NPV of the CVR based upon the revenue forecast and pipeline development timeline set forth in the Forecasts provided to, and approved by Sigilon for use by, Lazard for the purposes of its financial analyses and fairness opinion. For purposes of this analysis, Lazard utilized a discount rate of 14%, based on Lazard’s estimate of Parent’s cost of debt, to calculate the risk-adjusted and probability-adjusted NPV of potential payments pursuant to the CVR as of June 30, 2023. This resulted in a risk-adjusted and probability adjusted NPV of $7.07 per CVR and, together with the upfront consideration of $14.92, an implied per share equity value of $21.99.

Discounted Cash Flow Analysis

Using the Forecasts, which are summarized in Item 4 under the heading “Certain Company Management Forecasts”, Lazard performed a discounted cash flow analysis of Sigilon.

A discounted cash flow analysis is a valuation methodology used to derive a valuation of a company by calculating the present value of the company’s estimated future cash flows. A company’s “estimated future cash flows” are its projected unlevered free cash flows (“Unlevered FCF”), and “present value” refers to the value today or as of an assumed date of the future cash flows or amounts and is obtained by discounting the estimated future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capital structure, income taxes, expected returns and other appropriate factors.

Standalone Basis

Based on the Forecasts, Lazard performed a discounted cash flow analysis of Sigilon based on the present value of forecasted unlevered, after-tax free cash flows for fiscal years 2023 through 2045, with no terminal value. Lazard discounted the unlevered, after-tax free cash flows to June 30, 2023 using discount rates ranging from 13.0% to 15.0%, which were chosen by Lazard based upon its analysis of Sigilon’s weighted average cost of capital (determined using the capital asset pricing model and based on considerations that Lazard deemed relevant in its professional judgment and experience, taking into account certain Company-specific metrics and metrics for the financial markets generally, including capital structure, levered and unlevered betas for selected comparable publicly traded pre-commercial stage specialty biopharmaceutical companies, market risk and tax rates). Based upon the foregoing, Lazard calculated implied enterprise value and equity value reference ranges for Sigilon, resulting in an implied aggregate equity value for Sigilon of $35 million to $40 million (rounded to the nearest $5 million) and an implied per share equity value reference range of $14.65 to $15.25 (rounded to the nearest $0.05). Lazard compared this range to the implied per share equity value of $21.99, calculated based on the upfront consideration of $14.92 per share and the combined upfront and risk-adjusted and probability-adjusted NPV of $7.07 per CVR, as described under the heading “Analysis of Consideration” above.

Wind-Down Scenario

In addition, based on the financial forecasts, including underlying assumptions as to the recovery rate of Sigilon’s assets and liabilities, its contractual obligations (assuming a 50% reduction in all programs with Parent) and estimated wind-down charges, provided to, and approved by Sigilon for use by, Lazard for the purposes of its financial analyses and fairness opinion, Lazard performed a discounted cash flow analysis of Sigilon based on the present value of forecasted unlevered, after-tax free cash flows for fiscal years 2023 through 2045, with no terminal value, in a wind-down scenario, using discount rates ranging from 13.0% to 15.0%, which were chosen by Lazard based upon its analysis of Sigilon’s weighted average cost of capital (determined using the capital asset pricing model and based on considerations that Lazard deemed relevant in its professional judgment and experience, taking into account certain Company-specific metrics and metrics for the financial markets generally, including capital structure, levered and unlevered betas for selected comparable publicly traded pre-commercial stage specialty biopharmaceutical companies, market risk and tax rates). Lazard calculated implied enterprise value and equity value reference ranges for Sigilon, resulting in an implied aggregate equity value for Sigilon of $20 million to $30 million (rounded to the nearest $5 million) and an implied per share equity value reference range of $12.65 to $16.65 (rounded to the nearest $0.05). Lazard compared this range to the implied per share equity value of $21.99, calculated based on the upfront consideration of $14.92 per share and the combined upfront and risk-adjusted and probability-adjusted NPV of $7.07 per CVR, as described under the heading “Analysis of Consideration” above.

Other Analyses

The analyses and data described below were presented to the Company Board for informational purposes only and did not provide the basis for, and were not otherwise material to, the rendering of Lazard’s opinion. As set forth in the opinion attached to this Schedule 14D-9 as Annex A, Lazard did not conduct certain other types of financial analyses, including without limitation comparable companies analysis and precedent transactions analysis. Due to the unique nature of the business of Sigilon, Lazard did not believe that there were relevant comparable companies or precedent transactions.

52-Week Trading Range

Lazard reviewed the range of trading prices of the Shares for the 52 weeks ended June 22, 2023. Lazard observed that, during this period, the daily closing prices of the Shares ranged from $3.80 per Share (on December 27, 2022) to $17.94 per Share (on March 1, 2023).

Miscellaneous

In connection with Lazard’s services as financial advisor, Sigilon agreed to pay Lazard an aggregate fee equal to $3 million, $1 million of which was payable upon the rendering of Lazard’s opinion and the remainder of which is contingent upon the consummation of the Offer and the Merger. In addition, Sigilon agreed to reimburse certain of Lazard’s expenses incurred in connection with, and to indemnify Lazard against certain liabilities arising out of, Lazard’s engagement.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In the two-year period prior to the date of Lazard’s opinion, other than this engagement, Lazard has not been engaged to provide financial advisory or other services to Sigilon or Parent and Lazard has not received any compensation from Sigilon or Parent during this period. Lazard is currently providing certain financial advisory services to a company in which a fund managed by Flagship Ventures Fund V, L.P. has an investment and may in the future provide certain financial advisory services to other companies in which Flagship Ventures Fund V, L.P. is invested, for which Lazard may receive compensation. Lazard in the past has provided certain financial advisory services to Parent and certain of its affiliates for which Lazard has received compensation. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Sigilon and Parent for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities and may also trade and hold securities on behalf of Sigilon, Parent and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as investment banker to Sigilon because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions generally and in particular, as an advisor to companies in the healthcare sector, as well as its familiarity with the business of Sigilon.

Lazard prepared these analyses solely for purposes of, and the analyses were delivered to the Company Board in connection with, the provision of its opinion to the Company Board as to the fairness, from a financial point of view, to the holders of the Shares (other than Dissenting Shares and Shares held in the treasury of Sigilon or owned by Sigilon or owned by Parent, Purchaser or any direct or indirect or wholly owned subsidiary of Parent or Purchaser) of the Offer Price to be paid to such holders in the Offer and the Merger. Lazard did not recommend any specific consideration to the Company Board or that any given consideration constituted the only appropriate consideration for the Offer and the Merger. Lazard’s opinion was one of many factors considered by the Company Board, as discussed further in Item 4 under the heading “Background and Reasons for the Company Board’s Recommendation.”

Lazard expressly consented to the attachment of its written opinion as Annex A to this Schedule 14D-9. The written opinion will be available for any interested stockholder of Sigilon (or any representative of a stockholder who has been so designated in writing) to inspect and copy at Sigilon’s principal executive offices during regular business hours.

(e) Certain Company Management Forecasts.

Important Information Concerning the Company Management Forecasts

The Company, which does not yet have any marketed products or product candidates in clinical trials, does not publicly disclose long-term forecasts or internal projections as to future revenues, earnings, or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates and the inherent difficulty of accurately predicting financial performance for future periods.

In connection with its evaluation of the Offer and the Merger, Management prepared unaudited non-public financial projections of revenue from the Company’s diabetes program. These financial projections focused on revenue from the Company’s diabetes program because the Company has stopped work on non-diabetes programs. The financial projections assume the Company operating on a standalone basis, do not give effect to the Transactions and were approved by the Company Board for use by Lazard on June 1, 2023 (as described in Item 4 under the heading “Background and Reasons for the Company Board’s Recommendation”). The Company Board used these financial projections to assist in its decision-making process in determining whether to authorize and approve the execution of the Merger Agreement and whether to recommend that Company stockholders accept the Offer. Lazard, with the consent of the Company, used these financial projections in connection with its financial analyses and in connection with the delivery of its opinion to the Company Board described in Item 4 under the heading “The Solicitation or Recommendation — Opinion of the Financial Advisor to the Company Board,” which is filed as Annex A to this Schedule 14D-9 and incorporated herein by reference. We refer to the information in this section generally as the “Forecasts.”

The Forecasts were prepared by Management based on estimates they reasonably believed to be achievable. The Forecasts reflect numerous assumptions and estimates including, without limitation: (i) a U.S. launch date for encapsulated cell therapies for the treatment of type 1 diabetes (“Company product candidate”) in 2030, a European Union launch date for Company product candidate in 2031 and a Japan launch date for Company product candidate in 2032; (ii) the Probability Adjustment Factors; (iii) assumptions about attaining regulatory, clinical and sales milestones under the Lilly Agreement (specifically, attaining a $105 million regulatory milestone, a $60 million clinical milestone, and $250 million sales milestones); (iv) certain assumptions regarding research and development expenses, general and administrative expenses, costs of goods sold and other operating expenses; and (v) certain other relevant factors relating to the Company’s strategic plan, as well as how certain of these assumptions and estimates may change over time. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in Forecasts.

The Forecasts are summarized below. All numbers are in millions.

Revenue Forecasts – Probability Adjusted

	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E
Collaboration Revenue – Lilly[1]	—	—	13	10	7	—	3	1	1	3	3	1	1	1	1	1	1	1	—	—	—	—	—
Total Revenue	—	—	$13	$10	$7	$—	$3	$1	$1	$3	$3	$1	$1	$1	$1	$1	$1	$1	$—	$—	$—	$—	$—
Gross Profit[2]	—	—	$13	$10	$7	$—	$3	$1	$1	$3	$3	$1	$1	$1	$1	$1	$1	$1	$—	$—	$—	$—	$—
Unallocated G&A	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3
EBIT[3]	$(3)	$(3)	$10	$7	$4	$(3)	$—	$(2)	$(2)	$—	$—	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(3)	$(3)	$(3)	$(3)	$(3)
NOPAT[4]	$(3)	$(3)	$10	$7	$4	$(3)	$—	$(2)	$(2)	$—	$—	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(3)	$(3)	$(3)	$(3)	$(3)
D&A	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
CapEx	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Change in NWC	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Unlevered FCF	$(3)	$(3)	$10	$7	$4	$(3)	$—	$(2)	$(2)	$—	$—	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(3)	$(3)	$(3)	$(3)	$(3)

Revenue Forecasts – Non-Probability Adjusted
	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E
Collaboration Revenue – Lilly[1]	—	—	15	15	30	—	20	58	35	105	119	32	33	31	28	26	24	22	20	19	18	17	16
COGS[2]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Gross Profit[2]	—	—	$15	$15	$30	$0	$20	$58	$35	$105	$119	$32	$33	$31	$28	$26	$24	$22	$20	$19	$18	$17	$16
Unallocated G&A6	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3
EBIT[3]	$(3)	$(3)	$12	$12	$27	$(3)	$17	$55	$32	$102	$116	$29	$30	$28	$25	$23	$21	$19	$17	$16	$15	$14	$13
NOPAT[4]	$(3)	$(3)	$12	$11	$26	$(3)	$16	$52	$30	$96	$86	$22	$22	$21	$19	$17	$15	$14	$13	$12	$11	$10	$10
D&A7	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
CapEx[5]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Change in NWC[8]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Unlevered FCF	$(3)	$(3)	$12	$11	$26	$(3)	$16	$52	$30	$96	$86	$22	$22	$21	$19	$17	$15	$14	$13	$12	$11	$10	$10

(1)	Net of royalty obligations.
(2)	“Gross Profit” means revenue less cost of goods sold (“COGS”).
(3)	“EBIT” means earnings before interest and taxes.
(4)	“NOPAT” means net operating profit after tax.
(5)	“CapEx” means capital expenditures.
(6)	“Unallocated G&A” means unallocated general and administrative expenses.
(7)	“D&A” means depreciation and amortization.
(8)	“Change in NWC” means change in net working capital.

Additional Information Concerning the Forecasts

The summary of the Forecasts is included in this Schedule 14D-9 solely to give the holders of the Shares access to certain financial Forecasts that were made available to the Company Board and/or Lazard and is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The inclusion of this information should not be regarded as an indication that our directors or their advisors, or any other person, considered, or now considers, such financial forecasts to be material or to be necessarily predictive of actual future results, and these forecasts should not be relied upon as such. The Forecasts were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or U.S. generally accepted accounting principles (“GAAP”). The Forecasts are forward-looking statements.

The Forecasts contain non-GAAP financial measures including gross profit, earnings before interest and taxes (“EBIT”), net operating profit after-tax (“NOPAT”) and Unlevered FCF. Management included such measures in the Forecasts because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Gross profit, EBIT and NOPAT and Unlevered FCF should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

No independent registered public accounting firm provided any assistance in preparing the Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Forecasts. The PricewaterhouseCoopers LLP report included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 relates solely to the historical financial information of the Company. Such report does not extend to the Forecasts and should not be read to do so.

By including the Forecasts in this Schedule 14D-9, neither the Company nor any of its affiliates, advisors, officers, directors, or representatives has made or makes any representation to any security holder regarding the information included in the Forecasts or the ultimate performance of the Company, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Forecasts. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Forecasts.

The assumptions and estimates underlying the Forecasts, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Forecasts, whether or not the Offer and the Merger are completed. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

The Company’s actual future financial results may differ materially from those expressed or implied in the Forecasts due to numerous factors, including many that are beyond the Company’s ability to control or predict. While presented with numerical specificity, the Forecasts necessarily are based on numerous assumptions and estimates, many of which are beyond the control of the Company and difficult to predict. The Forecasts also reflect assumptions and estimates as to certain business decisions that are subject to change. A number of important factors may affect actual results and result in the Forecasts not being achieved include, including without limitation the risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, and described under the section below entitled “Forward-Looking Statements”. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future commercialization of pre-clinical stage drug candidates is a highly speculative endeavor. The information set forth in the Forecasts is not fact and should not be relied upon as being necessarily indicative of actual future results.

The Forecasts were, as noted above, developed for the Company on a standalone basis without giving effect to the Transactions, and therefore the Forecasts do not give effect to the Transactions, or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Transactions, including potential cost synergies to be realized as a result of the Transactions, or to any costs incurred in connection with the Transactions. Furthermore, the Forecasts do not take into account the effect of any failure of the Transactions to be completed and should not be viewed as accurate or continuing in that context.

The Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule  14D-9 are cautioned not to place undue, if any, reliance on the Forecasts.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Pursuant to Lazard’s engagement letter with the Company, the Company retained Lazard to act as its financial advisor in connection with the Offer and the Merger and to render Lazard’s opinion to the Company Board described in Item 4 under the heading “The Solicitation or Recommendation — Opinion of the Financial Advisor to the Company Board,” which is filed as Annex A to this Schedule 14D-9 and incorporated herein by reference. Lazard’s opinion to the Company Board does not constitute a recommendation to any stockholder of the Company as to whether that stockholder should tender Shares pursuant to the Offer or how that stockholder should act on any matter relating to the Offer or the Merger.

In connection with Lazard’s services as the financial advisor to the Company, the Company has agreed to pay Lazard an aggregate fee of approximately $3 million, $1 million of which was payable upon the rendering of Lazard’s opinion and the remainder of which is contingent upon the consummation of the Offer and the Merger. In addition, the Company has agreed to reimburse certain of Lazard’s expenses incurred in connection with, and to indemnify Lazard against certain liabilities that may arise out of, Lazard’s engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to holders of the Shares on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, by any of the Company’s directors, executive officers or affiliates or the subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Shares by the Company, its subsidiary, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or its subsidiary; (iii) any purchase, sale or transfer of a material amount of assets of the Company or its subsidiary; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts that are entered into in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8. Additional Information.

(a) Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on, or otherwise relates to, the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (i) the Acceptance Time and the Effective Time will occur on August 11, 2023, (ii) the employment of the named executive officer will be terminated on such date in a manner entitling the executive officer to receive severance payments and benefits under the terms of our Severance and Change in Control Policy, (iii) the named executive officer timely executes (and does not revoke) a release of claims and complies with his respective restrictive covenant obligations, (iv) the named executive officer’s base salary rates and target annual bonus remain unchanged from those that will be in place as of August 11, 2023, (v) no named executive officer receives any additional equity grants or exercises any Company Stock Options on or prior to the Acceptance Time, and (vi) no named executive officer enters into any new agreement with the Company or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. The values in the table below do not include the value of payments or benefits that would have been earned, or any amounts associated with Company Stock Options and Company Restricted Stock Units that would vest pursuant to their terms, on or prior to the Acceptance Time or amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of the named executive officers and that are available generally to all of our salaried employees. In addition, the table excludes May Orfali, M.D., one of the Company’s named executive officers, whose employment with the Company terminated in February 2023 and who will not receive any compensation that is based on or otherwise relates to the Merger.

Name	Cash ($)(1)	Equity ($)(2)	Benefits($)(3)	Total ($)
Rogerio Vivaldi Coelho	1,481,973	72,430	45,107	1,599,510
Philip Ashton-Rickardt	472,416	6,634	22,554	501,604

(1)

The amounts listed in this column represent cash severance payments that would be payable to each named executive officer under our Severance and Change in Control Policy, as described above in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Payments to Executive Officers upon Termination Following a Change in Control,” in the event the named executive officer’s employment is terminated by the Company without cause or the executive resigns for good reason, as of August 11, 2023. These severance benefits are “double trigger” payments. Cash severance is comprised of (a) the payment of the named executive officer’s base salary for 18 months for Dr. Vivaldi or nine months for Dr. Ashton-Rickardt following the date of termination, payable in installments in accordance with the Company’s payroll practices (Dr. Vivaldi: $956,112; and Dr. Ashton-Rickardt: $337,440), and (b) an amount equal to

150% for Dr. Vivaldi or 75% for Dr. Ashton-Rickardt of the named executive officer’s target annual bonus, payable in installments in accordance with the Company’s payroll practices over 18 months for Dr. Vivaldi or nine months for Dr. Ashton-Rickardt following the date of termination (Dr. Vivaldi: $525,861; and Dr. Ashton-Rickardt: $134,976).
(2)

The amounts listed in this column represent the aggregate dollar value of the unvested Company Stock Options and Company Restricted Stock Units that will be held by our named executive officers as of August 11, 2023 that will be cancelled and converted into amounts in cash at the Acceptance Time, as described above in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company— Treatment of Company Equity Awards.” These amounts are payable on a “single-trigger” basis. These amounts do not include any amounts payable in respect of CVRs received in respect of such cancelled Company Stock Options and Company Restricted Stock Units.

(3)

The amounts listed in this column represent the estimated value of the payment of COBRA premiums that would be due to each named executive officer under our Severance and Change in Control Policy, for 18 months for Dr. Vivaldi or nine months for Dr. Ashton-Rickardt, as described above in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Payments to Executive Officers upon Termination Following a Change in Control,” in the event the named executive officer’s employment is terminated by the Company without cause or the executive resigns for good reason, as of August 11, 2023. These benefits are “double trigger” benefits.

(b) Appraisal Rights.

No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger with respect to such tendered Shares. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, holders of Shares as of immediately prior to the Effective Time who have not properly tendered their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the Acceptance Time) and who have not otherwise waived appraisal rights and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to seek appraisal of his, her or its Shares and to receive payment in cash for the fair value of his, her or its Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware Court of Chancery (the “Delaware Court”), together with interest, if any, to be paid upon the amount determined to be the fair value of such Shares. These rights are known as appraisal rights under Delaware law. The “fair value” of such Shares as determined by the Delaware Court may be greater than, the same as, or less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price).

The following is a brief summary of the appraisal rights of stockholders, including beneficial owners, under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL may be accessed without subscription or cost at the Delaware Code Online (available at http://delcode.delaware.gov/title8/c001/sc09/index.html#262). This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. In the event of any inconsistency between the information contained in this summary and the actual text of Section 262 of the DGCL, the actual text of Section 262 of the DGCL controls. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares unless otherwise expressly noted herein, and all such references to a “beneficial owner” mean a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person unless otherwise expressly noted herein. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights, or preserve the ability to do so, should review carefully Section 262 of the DGCL, since failure to comply with the procedures of the statute will result in the loss of appraisal rights. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation to exercise appraisal rights under Section 262 of the DGCL. Stockholders, including beneficial owners, are urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the Surviving Corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice either a copy of Section 262 or information directing the stockholders, including beneficial owners, to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. THE COMPANY BOARD HAS FIXED JULY 12, 2023 AS THE RECORD DATE FOR DETERMINING THE STOCKHOLDERS, INCLUDING BENEFICIAL OWNERS, ENTITLED TO RECEIVE THIS NOTICE OF APPRAISAL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder or beneficial owner must do all of the following:

•

within the later of the consummation of the Offer, which occurs when Purchaser has accepted for payment Shares tendered into the Offer following the Expiration Date, and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is on or about July 13, 2023), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of such stockholder or beneficial owner and that such stockholder or beneficial owner is demanding appraisal;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer;

•	continuously hold of record or beneficially own, as applicable, the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL.

In addition, one of the ownership thresholds must be met and a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within 10 days after the closing of the Merger (as required by Section 262(d)(2) of the DGCL), Parent will cause the Surviving Corporation to deliver an additional notice of the Effective Time of the Merger to all persons who have demanded appraisal (in accordance with the first bullet above). If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder or Beneficial Owner

All written demands for appraisal should be addressed to Sigilon Therapeutics, Inc., Attention: Secretary, 100 Binney Street, Suite 600, Cambridge, Massachusetts 02142. The written demand for appraisal must be executed by or for the stockholder of record or beneficial owner, as applicable, and must reasonably inform the Company of the identity of the stockholder of record or beneficial owner, as applicable, and that such stockholder or beneficial owner intends thereby to demand appraisal of his, her or its Shares. In addition, in the case of a demand for appraisal made by a beneficial owner, the demand must also reasonably identify the holder of record of the Shares for which the demand is made, be accompanied by documentary evidence of the beneficial owner’s ownership of stock (such as a brokerage or securities account statement containing such information or a letter from the broker or other record holder of such Shares confirming such information) and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the verified list required by subsection (f) of Section 262 (discussed further below). If the Shares are owned of record or beneficially in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record or beneficially by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record or beneficial owners. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record or beneficial owner; however, such agent must identify the record or beneficial owner or owners and expressly disclose in such demand that the agent is acting as agent for the record or beneficial owner or owners of such Shares, as applicable.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any stockholder or beneficial owner who has demanded appraisal of such person’s Shares and otherwise complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the Shares held by all persons entitled to appraisal. If the petition is filed by a stockholder or beneficial owner, a copy of such petition must be served on the Surviving Corporation. If no such petition is filed within that 120-day period, appraisal rights will be lost for all persons who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation, and has no present intention, to file a petition, and stockholders, including beneficial owners, should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the stockholders or beneficial owners to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any person who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder of Shares or beneficial owner of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the persons shown on the Verified List. The costs relating to these notices will be borne by the Surviving Corporation.

After such notice as required by the Delaware Court, the Delaware Court is empowered to conduct a hearing on the petition to determine those persons who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court may require the persons who demanded an appraisal for their Shares and who hold Shares represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any person who does not comply with such requirement. Because immediately before the Merger the Shares will be listed on a nationally recognized securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Delaware Court will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal and (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

Determination of Fair Value

After the Delaware Court determines which persons are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment to the holder prior to such entry of judgment.

In determining the fair value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. The Supreme Court of Delaware has recently indicated that transaction price is one of the relevant factors the Delaware Court may consider in determining fair value and that absent deficiencies in the sale process, the transaction process should be given “considerable weight.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders, including beneficial owners, considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL.

Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders, including beneficial owners, should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any person exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the persons entitled thereto. Payment will be so made to each such person upon such terms and conditions as the Delaware Court may order. The Delaware Court’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a person whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith, order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Supreme Court of Delaware.

From and after the Effective Time, any person who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders of record as of a date prior to the Effective Time if so declared by the Surviving Corporation).

If any person who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or otherwise loses such person’s right to appraisal, such person’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, net to the stockholder in cash, without interest, subject to any withholding taxes required by applicable law. A person will fail to perfect, or effectively lose, their right to appraisal if no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time. In addition, any person who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such person’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders or beneficial owners wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which may be accessed without subscription or cost at the Delaware Code Online (available at http://delcode.delaware.gov/title8/c001/sc09/index.html#262). The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(c) Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person who, together with such person’s affiliates or associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the Transactions, the Company and the Company Board will use reasonable best efforts to grant such approvals and take such actions as are necessary, at Parent’s request, so that the Offer and the Merger may be consummated on the terms contemplated by the Merger Agreement. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger.

(d) Regulatory Approvals.

Antitrust Compliance

Based upon an examination of publicly available and other information relating to the businesses in which Sigilon is engaged, Sigilon believes that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws.

U.S. Antitrust. Sigilon has determined that the acquisition of Shares in the Offer and the Merger does not require pre-closing notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Foreign Antitrust. Sigilon and its subsidiary do not conduct business outside of the United States, and accordingly, Sigilon believes that no antitrust premerger notification filing is required outside the United States.

(e) Merger without a Vote.

If the Offer is consummated, we will not seek the approval of the Company’s remaining holders of Shares before effecting the Merger. Section 251(h) of the DGCL generally provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other holders of Shares receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other holders of Shares of the constituent corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of the holders of Shares in accordance with Section 251(h) of the DGCL.

(f) Annual and Quarterly Reports.

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 and the Quarterly Report on Form 10-Q for the three months ended March 31, 2023 which have been filed with the SEC.

(g) Cautionary Note Regarding Forward-Looking Statements.

This Schedule 14D-9 includes forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectations of the Company and members of its senior management team and can typically be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties including, among others, uncertainties as to the timing of the Offer and the completion of the proposed acquisition of the Company; uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer; the possibility that various closing conditions for the proposed acquisition may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed acquisition; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the effects of the proposed acquisition (or the announcement thereof) on the trading price of the Shares; relationships with associates, customers, other business partners and key third parties, or governmental entities; transaction costs; risks that the proposed acquisition disrupts current plans and operations of the Company or adversely affects employee retention; the risk that the proposed acquisition of the Company will divert Management’s attention from ongoing business operations; changes in the Company’s businesses during the period between announcement and closing of the proposed acquisition; any legal proceedings that may be instituted related to the proposed acquisition; and other risks and uncertainties, including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, each of which is filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected or anticipated in these forward-looking statements.

Any forward-looking statements made by the Company in this filing speak only as of the date hereof. Factors or events that could cause actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Item 9. Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 13, 2023 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO of Purchaser and Parent filed with the SEC on July 13, 2023 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement, as published in The Wall Street Journal on July 13, 2023 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)	Joint Press Release, dated June 29, 2023, issued by the Company and Parent (incorporated by reference to Exhibit 99.1 on the Current Report on Form 8-K filed by Sigilon Therapeutics, Inc. on June 29, 2023 (File No. 001-39746)).

(a)(5)(B)	Fairness Opinion of Lazard Frères & Co. LLC, dated June 28, 2023 (attached to this Schedule 14D-9 as Annex A).

(e)(1)	Agreement and Plan of Merger, dated as of June 28, 2023, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by the Company on June 29, 2023 (File No. 001-39746)).

(e)(2)	Tender and Support Agreement, dated as of June 28, 2023, by and among Parent, Purchaser and the Supporting Stockholders (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(e)(3)	Form of Contingent Value Rights Agreement, by and among Parent, Purchaser and a rights agent selected by Purchaser and reasonably acceptable to the Company (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on June 29, 2023 (File No. 001-39746)).

(e)(4)	Fifth Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on December 8, 2020 (File No. 333-250070)).

(e)(5)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on December 8, 2020 (File No. 333-250070)).

(e)(6)*	2016 Stock Option and Grant Equity Incentive Plan, as amended and forms of agreements thereunder (incorporated by reference to Exhibit 10.11, 10.12 and 10.13 to the Company’s Registration Statement on Form S-1 (File No. 333-250-070)).

(e)(7)*	Offer Letter, between the Company and Rogerio Vivaldi Coelho, M.D., dated April 23, 2018 (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1 (File No. 333-250070)).

(e)(8)*	Severance Waiver and Offer Letter Amendment, between the Company and Rogerio Vivaldi Coelho, M.D., dated October 26, 2020 (incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form S-1 (File No. 333-250070)).

(e)(9)*+	Offer Letter, between the Company and Matthew Kowalsky, dated May 1, 2019.

Exhibit No.	Description

(e)(10)*	Offer Letter, between the Company and Philip Ashton-Rickardt, dated May 25, 2021 (incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement on Form 10-K for the year ended December 31, 2021 (File No. 001-39746)).

(e)(11)*	Offer Letter, between the Company and Sarah Yuan, dated January 12, 2022 (incorporated by reference to Exhibit 10.26 of the Annual Report on Form 10-K filed by the Company on March 14, 2023 (File No. 001-39746)).

(e)(12)*	Offer Letter, between the Company and Josias Pontes, dated October 23, 2019 (incorporated by reference to Exhibit 10.27 of the Annual Report on Form 10-K filed by the Company on March 14, 2023 (File No. 001-39746)).

(e)(13)*	Form of Non-Chief Executive Officer Severance Waiver and Offer Letter Amendment (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form S-1 (File No. 333-250070)).

(e)(14)*	Amended and Restated Severance and Change in Control Policy (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form S-1 (File No. 333-250070)).

(e)(15)*	2020 Cash Incentive Plan (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form S-1 (File No. 333-250070)).

(e)(16)*	Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form S-1 (File No. 333-250070)).

(e)(17)*	2020 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.24, 10.25, 10.26 and 10.27 to the Company’s Registration Statement on Form S-1 (File No. 333-250070)).

(e)(18)*	2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.28 to the Company’s Registration Statement on Form S-1 (File No. 333-250070)).

(e)(19)	Research Collaboration and Exclusive License Agreement, by and between the Company and Parent, dated April 2, 2018 (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 (File No. 333-250070)).

(e)(20)	First Amendment to Research Collaboration and Exclusive License Agreement by and between the Company and Parent, dated May 5, 2022 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (File No. 001-39746)).

(e)(21)+	Form of Indemnification Agreement.

*	Indicates a management contract or any compensatory plan, contract or arrangement.
+	Filed herewith.

Annex A — Opinion of Lazard Frères & Co. LLC, dated June 28, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2023	Sigilon Therapeutics, Inc.

	By:	/s/ Rogerio Vivaldi Coelho, M.D.
Name: Rogerio Vivaldi Coelho, M.D.
Title: President and Chief Executive Officer

Annex A

June 28, 2023

The Board of Directors

Sigilon Therapeutics, Inc.

100 Binney Street, Suite 600

Cambridge, MA 02142

Dear Members of the Board:

We understand that Eli Lilly and Company, an Indiana corporation (“Parent”), Shenandoah Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and Sigilon Therapeutics, Inc., a Delaware corporation (the “Company”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Parent will acquire the Company (the “Transaction”). Pursuant to the Agreement:

•

Parent will cause Purchaser to commence a tender offer (the “Offer”) to acquire all of the issued and outstanding shares of the common stock, $0.001 par value per share, of the Company (“Company Common Stock”) for (i) $14.92 per share (such amount, the “Base Consideration”) in cash and (ii) one contingent value right (“Contingent Value Right”) per share to receive one or more contingent payments upon the achievement of certain milestones set forth in the Contingent Value Rights Agreement (the “CVR Consideration” and, together with the Base Consideration, the “Offer Price”), on the terms and subject to the conditions set forth in the Agreement; and

•

as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”) and each issued and outstanding share of Company Common Stock will be converted into the right to receive the Offer Price, other than (i) shares of Company Common Stock held in the treasury of the Company or owned by the Company or owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser (the “Excluded Shares”) and (ii) shares of Company Common Stock held by holders who are entitled to and have properly exercised and perfected their respective demands for appraisal of such shares (the “Dissenting Shares”), on the terms and subject to the conditions set forth in the Agreement.

The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Company Common Stock (other than holders of Excluded Shares and Dissenting Shares) of the Offer Price to be paid to such holders in the Offer and the Merger.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of a draft, dated June 27, 2023, of the Agreement;

(ii)	Reviewed the financial terms and conditions of a draft, dated June 27, 2023, of the Contingent Value Rights Agreement attached as an exhibit to the Agreement;

(iii)	Reviewed certain publicly available historical business and financial information relating to the Company;

(iv)	Reviewed various financial forecasts and other data provided to us by the Company relating to the business of the Company, including wind down forecasts prepared by the management of the Company;

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(v)	Held discussions with members of the senior management of the Company with respect to the business and prospects of the Company;

(vi)	Reviewed historical stock prices and trading volumes of the Company Common Stock; and

(vii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and we have not been furnished with any such valuation or appraisal. Management of the Company has advised us that the financial forecasts that were most recently prepared by management and presented to the Board of Directors of Company represent the best currently available estimates and judgments as to the future financial performance of the Company. Accordingly, for purposes of our analyses in connection with this opinion, you have directed us to utilize such financial forecasts for purposes of our analysis in connection with this opinion, which we have assumed, with the consent of Company, have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. Further, management of the Company has advised us that the wind down forecasts, including the underlying assumptions as to the recovery rate of the Company’s assets and liabilities, its contractual obligations and estimated wind down charges, were reasonably prepared based on the best currently available estimates and judgments as to the matters covered thereby. We have relied, with the consent of the Company, on the assessments of the Company as to the validity of, and risks associated with, the product candidates of the Company (including, without limitation, the timing and probability of successful development, testing and marketing of such product candidates and approval thereof by appropriate governmental authorities). In particular, we have assumed, at your direction, with respect to each milestone set forth in Contingent Value Rights Agreement, that the first milestone has an 85% chance of being achieved, that the second milestone has a 23.1% chance of being achieved and that the third milestone has a 2.5% chance of being achieved (collectively, the “Probability Adjustment Factors”). Accordingly, at your direction, we have adjusted the amount of the Contingent Value Right payments that will be made in accordance with the Contingent Value Rights Agreement in accordance with the Probability Adjustment Factors, and we have analyzed the value of the Contingent Value Right based on the net present value of such probability-adjusted payments. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based. We also note that due to the unique nature of the business of the Company, we do not believe that the results of the comparable companies analysis or precedent transactions analyses are meaningful for purposes of this opinion.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We note that the current volatility in the credit, commodities and financial markets may have an effect on the Company or the Transaction, and we are not expressing an opinion as to the effects of such volatility or such disruption on the Company or the Transaction. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of Company Common Stock may trade at any time subsequent to the announcement of the Transaction. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of the Company, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of the Company have advised us, and we have assumed, that the Agreement and the Contingent Value Rights Agreement, when executed, will conform to the drafts reviewed by us in all material respects. We also have assumed, with the consent of the Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on the Company or the Transaction. We do not express any opinion as to any tax or other consequences that might

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result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Offer Price to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction (including, without limitation, the tender and support agreements to be entered into between Parent and certain holders of Company Common Stock), the form or terms of the Contingent Value Right with respect to transferability, illiquidity or otherwise, or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Offer Price or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to the Company in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the earliest to occur of an announcement of the Transaction, execution of a definitive agreement with respect to the Transaction or the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. We are currently providing certain financial advisory services to a company in which a fund managed by Flagship Ventures has an investment and may in the future provide certain financial advisory services to other companies in which Flagship Ventures is invested, for which we may receive compensation. We in the past have provided certain financial advisory services to Parent and certain of its affiliates for which we have received. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of the Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Parent and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of the Company (in its capacity as such) and our opinion is rendered to the Board of Directors of the Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Company Common Stock in the Offer or how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Offer Price to be paid to holders of Company Common Stock (other than holders of Excluded Shares and Dissenting Shares) in the Offer and the Merger is fair, from a financial point of view, to such holders.

Very truly yours,

LAZARD FRERES & CO. LLC

By:	/s/ David Gluckman
David Gluckman
Managing Director

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